EXHIBIT 1

ATI TECHNOLOGIES INC.

RENEWAL ANNUAL INFORMATION FORM

For the Fiscal Year Ended August 31, 2005

November 15, 2005

GLOSSARY OF TECHNICAL TERMS AND OTHER INFORMATION

Certain technical terms used in this Annual Information Form are defined as follows:

“2.5G and 3G” 2.5G means second generation wireless technology (2G) with incomplete third generation (3G) technology added to it. 3G refers to the phase of wireless communications, which is currently becoming more prevalent, and features faster wireless data transfer speeds, enhanced roaming and multimedia capabilities and a feature set including cellular voice, e-mail, paging and internet functionality.

“AGP” means accelerated graphics port. This is a dedicated expansion port located on a motherboard which allows higher throughput from the graphics card to the processor for faster 3D graphics rendering.

“AIB” means add-in board. AIB refers to graphics boards that can be added to a computer at any time, including by an OEM at the time it is manufactured, by a reseller at the time of distribution or by an end-user.

“ASIC” means application-specific integrated circuit. An ASIC is a circuit designated for a very specific purpose, such as the processors used in personal digital assistants or designed for graphics. ASICs contrast with more general-purpose devices, such as memory chips, that can be used in many different applications.

“ASP” means average selling price.

“Blu-ray” is also known as Blu-ray Disc and is the name of a next-generation optical disc format jointly developed by the Blu-ray Disc Association, a group of the world’s consumer electronics, personal computer and media manufacturers.

“chipset” means a set of chips that provides the interfaces between all of the PC’s subsystems. A PC chipset provides all the core logic or primary processing logic on the motherboard except the CPU.

“CPU” means central processing unit, the central unit in a computer which contains the logic circuitry that performs the instructions of a computer’s programs.

“discrete chipset” refers to a stand-alone graphics chip.

“DTV” means digital television (including set-top boxes). Digital television refers to the standard of transmitting and receiving television signals using digital rather than analog transmission.	“DVD” means digital versatile disc. DVDs are similar to compact discs, but store up to 12 times as much data.

“GPU” means graphics processing unit, an advanced semiconductor chip that provides greater graphics functionality, such as cinematic rendering in real time.

“HD-DVD” means High Definition-DVD, a generic term for the technology of recording high-definition video on a DVD. HD-DVD is capable of storing between two and four times as much data as standard DVD.

“HDTV” means high definition television, a digital television format providing high-resolution video and digital audio for a high-quality viewing experience.

“iDCR” means interactive digital cable ready television.

“IGP” means integrated graphics processor. An IGP includes both the functionality of a chipset (which controls the functions and features on a motherboard) and graphics.

“inflection point” refers to a dramatic change in the development of a company, industry or market.

“integrated chipset” refers to a chipset containing integrated graphics.

“I/O” means input/output. I/O refers to any operation in a computer where data is transferred either in or out of the computer.

“motherboard” means the main circuit board of a microcomputer.

“MPEG” refers to the digital video and digital audio compression standard formulated by the Moving Picture Experts Group.

“nanometer” is a unit of measurement equal to one-billionth of a meter.

“NRE” means non-recurring engineering and refers to the one-time cost of product development, such as designing a GPU for a specific customer.

“ODM” means original design manufacturer. ODM typically refers to companies that provide not only manufacturing services but also product designs or design services and may (or may not) sell their own branded products. The use of ODMs has increased among OEMs and other companies.

“OEM” means original equipment manufacturer.

“PC” means personal computer and generally refers to a computer meant for use by one person at a time.

“PCB” means printed circuit board. PCBs are imprinted with one or more layers of circuitry and are used to hold and link together microchips and other components. Examples of common PCBs include motherboards and AGP graphics cards.

“PCI Express” refers to the third-generation, high-speed, general purpose I/O architecture that provides greater bandwidth to support the increasing demands on today’s PCs and facilitates graphically intensive applications such as video editing and high-definition content.

“R&D” means research and development.

“SI” means system integrator, a manufacturer of “whitebox, clone or non-branded” PCs.

“workstation” means a type of computer used for design, engineering or other applications requiring higher-than-normal performance, particularly graphics.

All dollar amounts referred to in this document are stated in U.S. dollars, unless otherwise indicated. ATI prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). Accordingly, financial information in this Annual Information Form is presented in accordance with Canadian GAAP.

The information in this Annual Information Form is presented as at August 31, 2005 unless otherwise indicated.

In this Annual Information Form, “we”, “us”, “our” and “ATI” refer to ATI Technologies Inc. and its subsidiaries. References to “fiscal 2005” refer to ATI’s fiscal year ended August 31, 2005.

“ATI” and the ATI logo are our properties and registered trademarks. Our product names are also our trademarks and/or registered trademarks. This Annual Information Form also includes references to the trademarks, products and company names of other corporations, which are the properties of their respective owners.

FORWARD-LOOKING STATEMENTS

Publicly held companies are encouraged by securities regulations to provide forward-looking information to assist investors in assessing the company’s prospects.

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as “plans”, “intends”, “anticipates”, “should”, “estimates”, “expects”, “believes”, “indicates”, “targeting”, “suggests” and similar expressions.

This Annual Information Form contains forward-looking statements about our objectives, strategies, financial condition and results, as well as statements with respect to our beliefs, expectations, anticipations, estimates and intentions. These “forward-looking” statements are based on current expectations and various factors and assumptions. Accordingly, these statements entail various risks and uncertainties.

The material factors and assumptions that were applied in making the forward-looking statements in this Annual Information Form are as follows:

•	the expected rate of growth of the Personal Computer ("PC") and Consumer markets;

•	the expected mix of discrete and integrated chipsets that will be sold in the PC market;

•	our expected market share across various customer and product segments;

•	our expected future design wins both in the PC and Consumer markets;

•	our expected product and production costs;

•	the timely introduction of our new products for the PC and Consumer markets;

•	the expected product specific average selling prices ("ASP");

•	in the digitial television ("DTV") segment, the expected rate of consumer adoption of high definition television ("HDTV"); and

•	our overall competitive position and the competitiveness of our current and future products.

It is important to note that:

•	Unless otherwise indicated, forward-looking statements in this Annual information Form describe our expectations as of November 15, 2005.

•	We caution readers not to place undue reliance on these statements as our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore, we cannot provide any assurance that forward-looking statements will materialize.

•	We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in this Annual Information Form, please see Item 3.12 “Narrative Description of the Business — Risks and Uncertainties” at page 25.

ITEM 1.    CORPORATE STRUCTURE

Name, Address and Incorporation

ATI Technologies Inc. was incorporated on August 20, 1985, as Array Technology Inc. pursuant to the Business Corporations Act (Ontario). The name was subsequently changed to Array Technologies Inc. pursuant to articles of amendment dated September 13, 1985, and then to ATI Technologies Inc. pursuant to articles of amendment dated December 18, 1985.

On December 31, 1987, our articles were amended to divide the 1,000 common shares then outstanding into 1,000,000 common shares. In conjunction with our initial public offering in November 1993, articles of amendment were filed on October 14, 1993, to create an unlimited number of non-voting preference shares and subdivide the 1,100,000 common shares then outstanding into 40,000,000 common shares.

On April 8, 1998, our Board of Directors approved a stock dividend on a four-for-one basis effective for registered common shareholders at the close of business on April 23, 1998. The stock dividend increased the number of common shares then outstanding from approximately 48.9 million to approximately 195.9 million common shares.

ATI was continued under the Canada Business Corporations Act (“CBCA”) effective January 31, 2005 and is currently subject to the jurisdiction of the CBCA. A copy of ATI’s articles of continuance and by-laws are available on SEDAR at www.sedar.com and on EDGAR, under cover of Form 6-K, at www.sec.gov.

Our principal and head office is located at 1 Commerce Valley Drive East, Markham, Ontario, L3T 7X6.

Intercorporate Relationships

Below is a summary of our principal operating subsidiaries as at November 15, 2005, all of which are directly or indirectly wholly owned:

Subsidiary	Incorporation	Activity
ATI Technologies (Europe) GmbH	Germany	Sales and marketing support in Europe
ATI Research, Inc.	California, USA	Research and development (“R&D”)
ATI Technologies Systems Corp.	California, USA	U.S. sales and distribution
ATI Technologies (Japan) Inc.	Japan	Sales and marketing support in Japan
ATI International SRL	Barbados	R&D and sales
ATI Technologies (L) Inc.	Malaysia	Asia-Pacific sales and distribution
ATI Technologies Ltd.	Malaysia	International purchasing
ATI Research Silicon Valley Inc.	California, USA	R&D
ATI Technologies (Hungary) KFT	Hungary	R&D, licensing and inter-company lending
ATI Technologies (Korea) Co., Ltd.	Korea	R&D support
ATI Visual Technologies (Shanghai) Co., Ltd.	Shanghai, China	R&D support
ATI Technologies Distribution Inc.	Ontario, Canada	North American sales and distribution
ATI Technologies (HK) Ltd.	Hong Kong	Sales administration
ATI Technologies India Private Limited	India	R&D

We operate technology centres and sales support offices in Canada, the United States, Europe and the Asia-Pacific region.

ITEM 2.    GENERAL DEVELOPMENT OF THE BUSINESS

ATI is a world leader in the supply of graphics and multimedia processors and technologies for desktop and notebook PCs and consumer electronic devices such as mobile phones, DTVs and game consoles. Our graphics processors increase the speed and complexity of the images that can be displayed and improve image quality and color definition.

Rich and intuitive visual experiences make digital electronic products such as PCs and consumer electronic devices more accessible and more compelling to end-users. Increasingly, computing, entertainment and communications product platforms rely on graphics or visual processors to deliver an engaging experience and enrich the utility of their products for end-users.

We believe that the visual experience is a key element of differentiation among various digital product platforms. PC users clearly prefer a rich visual experience, particularly in the high-end enthusiast market where consumers seek out the fastest and highest performing visual processing product to deliver the most compelling and immersive gaming experiences. In commercial settings, users also prefer an intuitive and graphical visual experience, which results in enhanced productivity.

Developments in the growing handheld and DTV markets are providing us with increased opportunities to leverage our expertise in graphics and visual processing. The mobile phone market has transitioned towards color visual displays and greater multimedia features to provide users with a richer visual and overall experience. The opportunities for our products are also expanding as a result of growth in DTV, driven in part by the mandate of the U.S. Federal Communications Commission that requires electronics manufacturers to include digital tuners in all new television sets by 2007. With highly integrated solutions, which include demodulation and video processing technologies, we believe that we are well-positioned to continue to capitalize on this transition.

We have also successfully leveraged our core visual processing technology into the game console market. Our graphics processors currently power Nintendo Co., Ltd.‘s (“Nintendo”) GameCube game console and Microsoft Corporation’s (“Microsoft”) Xbox 360 game console. We are also developing the “Hollywood” graphics processor for Nintendo’s next generation game console, currently known in the industry as “Revolution”.

The PC and Consumer markets are more fully described in Item 3.1 “Narrative Description of the Business – Overview”.

2.1  Three Year History

The following outlines a number of the important events in our business over the course of the last three fiscal years:

Fiscal 2005

•	We achieved record revenues of approximately $2.2 billion and shipped record volumes of more than 115 million units.

•	We continued development of our next-generation architecture and subsequent to fiscal year-end, launched a family of graphics processing units (“GPUs”) for the PC discrete graphics market based on 90 nanometer process technology.

•	We introduced the GPU for Microsoft’s Xbox 360, which incorporates highly innovative graphics technologies, including ATI’s unified shader architecture, to drive new levels of performance for game console graphics.

•	We significantly expanded our desktop integrated chipset business with strong sales of the Radeon Xpress 200 family of products for the Advanced Micro Devices, Inc. (“AMD”) and Intel Corporation (“Intel”) platforms.

•	We developed and introduced Crossfire, our multi-graphics platform for PC enthusiasts. Crossfire, which began shipping subsequent to fiscal year-end, enables the use of two graphics cards in the same system for improved performance.

•	We continued to build momentum in the digital consumer markets. In the handheld arena, we secured additional design wins with Motorola Inc. (“Motorola”) and announced our first design wins with major mobile phone manufacturers LG Electronics, Samsung and Siemens. In DTV, we increased revenues and positioned ourselves to capitalize further on the analog-to-digital television transition.

•	In September 2004, we acquired additional assets from AMI Technologies Corp. (“AMI”) following on from an acquisition from AMI in September 2003.

•	In September 2004, we acquired certain assets of RT&C International to form our sales organization for South Korea. This acquisition provided us with valuable direct access to our important customers in Korea and provides a base from which to grow our presence in this important market.

•	In January 2005, we established a wholly foreign-owned enterprise in China, ATI Visual Technologies (Shanghai) Co., Ltd., as our R&D support centre in China.

•	In February 2005, we completed the acquisition of CuTe Solutions Private Limited, whose expertise in audio and digital media solutions will broaden our offerings for consumer electronics devices and personal computers. The company has since been renamed ATI Technologies India Private Limited and has formed the basis of our new R&D centre in India.

•	In March 2005, we acquired certain cable modem silicon intellectual property and employees from Terayon Communication Systems, Inc. The acquisition is expected to enhance our strategic position in the DTV market, particularly in the area of interactive digital cable ready (“iDCR”) television.

•	We strengthened our management team in several key areas, including the appointment of Patrick Crowley as our new Senior Vice President, Finance and Chief Financial Officer and John Docherty as our Senior Vice President, Operations of ATI Technologies Singapore Pte. Ltd.

•	We implemented a normal course issuer bid and repurchased a total of two million common shares for a total consideration of $23.9 million during fiscal 2005.

Fiscal 2004

•	We demonstrated our technology leadership position by introducing the industry’s first top-to-bottom family of PCI Express graphics cards for consumer and commercial desktop systems. We also introduced a range of PCI Express products for the professional workstation market, as well as the industry’s first mobile PCI Express graphics processor. We shipped more than one million native PCI Express GPUs in fiscal 2004.

•	We continued to introduce innovative and high-performance products to the markets we serve. These included the Radeon X800, HDTV Wonder, Imageon 2300, Xilleon 210VC and Theater 550 PRO, among others.

•	We introduced the Radeon Xpress 200 family of chipsets for the AMD desktop platform incorporating industry-leading features and performance, which addressed the value segment of the desktop PC market.

•	We continued to build momentum in fast-growing digital consumer markets such as handheld devices, mobile phones and DTVs.

•	We enhanced our position as a global leader in mobile phone graphics, announcing a strategic collaboration with QUALCOMM Incorporated and continued to broaden our relationships with tier one mobile phone manufacturers. We also introduced the Imageon 2300 family of co-processors, the first of their kind, to enable 3D gaming performance on mobile phones.

•	We enhanced our position in the DTV market, shipping more than five million chips for HDTVs and cable and terrestrial set-top boxes in 2004. We secured design wins with most major DTV manufacturers, including Funai (Sylvania), Hitachi, JVC, Mitsubishi, Matsushita (Panasonic), Philips, Scientific-Atlanta, Samsung, Sanyo, Sony, TiVo, Toshiba, Thomson/TTE (RCA) and others.

•	In September 2003, we acquired certain assets of AMI, our exclusive sales organization for Taiwan and China since 1992. This strategic acquisition strengthened our presence in these critical and rapidly growing markets. The majority of AMI’s sales, marketing and field application engineering staff were transferred to ATI as part of the acquisition.

•	David E. Orton, previously President and Chief Operating Officer of ATI, became President and Chief Executive Officer.

•	We were added to the NASDAQ-100 Index and our common shares were included in the NASDAQ-100 Index Tracking Stock.

•	We posted record financial performance with revenues up 44% from fiscal 2003 to approximately $2.0 billion and diluted earnings per share of $0.80, up from $0.14 in fiscal 2003.

Fiscal 2003

•	We delivered new product line-ups for both the spring and fall original equipment manufacturer (“OEM”) design cycles.

•	We introduced the FireGL X2-256 and FireGL T2-128 graphics boards into the workstation segment.

•	We launched the All-in-Wonder 9800 graphics board to lead our home media PC product offerings.

•	We introduced the Imageon 3200, an advanced multimedia co-processor for handheld devices, including color mobile phones.

•	We were the first company to introduce a broad range of visual processors compatible with Microsoft’s DirectX 9.0 multimedia application programming interface.

•	We captured new OEM design wins and established new channel partnerships with original design manufacturers (“ODMs”) such as Asustek and Micro-Star International.

•	We introduced a new generation of integrated graphics processors (“IGPs”) with the launch in June 2003 of the Mobility Radeon 9100 IGP and the Radeon 9100 IGP for the notebook and desktop markets, respectively.

•	We commenced volume shipments of our Imageon multimedia co-processor products to Motorola for their V300, V500 and V600 color and feature mobile phones.

•	We secured design wins for our DTV products from television, projector and set-top box manufacturers including Sony, Samsung, Epson, Scientific Atlanta, Funai Electric (Sylvania brand) and Changhong Electric (Apex brand).

•	We signed agreements with Nintendo and Microsoft with respect to the development of new technology to be used in their future products.

Business Outlook for Fiscal 2006

The following contains forward-looking statements about our business outlook for fiscal 2006. Reference should be made to “Forward-Looking Statements” on page 5 and for a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see Item 3.12 “Narrative Description of the Business – Risks and Uncertainties” at page 25.

PC

•	Our success in the PC segment in fiscal 2006 will depend on our ability to introduce and deliver new products in a timely fashion, improve operational efficiencies, manage the ongoing PCI Express and lead-free transitions, and transition to advanced process technologies.

•	We are further working to ensure that we are well-positioned to capitalize on future industry inflection points, including the introduction of Microsoft’s next operating system, Windows Vista, expected by the industry to launch in 2006.

•	Subsequent to our 2005 fiscal year-end, we launched a family of desktop discrete products based on 90 nanometer process technology that targets the enthusiast, performance and mainstream segments of the market. We also began volume shipments of Crossfire, our high-performance multi-GPU chipset platform.

•	In the first half of fiscal 2006, we expect to introduce new 90 nanometer discrete products for the notebook market. One of our key priorities in the PC segment for the coming year is to successfully roll out these new products and reassert broad-based technology leadership in PC graphics.

•	We expect our sales from integrated chipsets in fiscal 2006 will continue to grow. We remain intently focused on increasing chipset gross margins through aggressive cost reductions including product and packaging redesign and manufacturing and yield improvements.

Consumer

•	Handheld, DTV and game console revenues are expected to remain key growth and profit drivers for us.

•	We expect Consumer revenues in fiscal 2006 to increase both on an absolute basis and as a percentage of consolidated revenues.

•	Handheld revenue is expected to grow on increased sales of Imageon processors to meet the growing consumer demand for feature-rich multimedia mobile phones. According to Display Search, a market research firm, the mobile phone market is expected to grow from approximately 817.9 million units in 2005 to approximately 1,071.9 million units by 2008, with nearly 98% of mobile phones having color display.

•	We expect sales of our DTV products to increase in fiscal 2006 with the continued roll-out of DTVs in the North American market. In addition, we are beginning to focus our development on products for the European and Asian markets to fuel future growth. According to Strategy Analytics, a market research firm, worldwide DTV shipments are predicted to be 73.7 million units in 2005, climbing to an estimated 134.5 million units by 2008.

•	We expect a stronger contribution from our game console segment in fiscal 2006 due to the incremental royalties that are expected from sales of Microsoft’s Xbox 360. Nintendo’s Revolution console, the successor to the GameCube, will also contain our graphics technology and is widely expected by the industry to launch sometime in 2006.

Consolidated

•	We continue to work aggressively to improve our operational capabilities and achieve a higher level of overall efficiency.

•	While we believe gross margins will remain under some pressure in the near-term due to the growing contribution from integrated chipsets, we expect gross margins to improve modestly as the year progresses.

•	We also expect fiscal 2006 to yield both revenue and earnings growth relative to fiscal 2005.

ITEM 3.    NARRATIVE DESCRIPTION OF THE BUSINESS

3.1  Overview

Founded in 1985, ATI is a world leader in the supply of graphics and multimedia processing products and technologies for desktop and notebook PCs, and consumer electronic devices such as handheld mobile phones, DTVs and game consoles. We apply our proprietary technologies, design capabilities and software to provide graphics solutions for customers in all our target markets.

In the first quarter of fiscal 2005, we began to report our financial and operating performance in two segments – PC and Consumer – reflecting the two primary markets for our semiconductor graphics products.

The PC market includes all 3D graphics, video and multimedia products and chipsets which are developed for use in desktop and notebook PCs, including professional workstations, servers and home media PCs. The Consumer market includes products used in mobile phones and DTVs. The Consumer market also includes royalties and contract engineering services derived from mobile phone and game console products.

Our Radeon brand is a recognized leader in the PC graphics market. We cater to all market segments with products and features that address the specific needs of their end-users. Mobility Radeon is our brand for our notebook PC market and Radeon Xpress is our brand for integrated chipset products.

We believe that the Consumer market represents a key area for the future growth of our business. Sales in this area have increased from less than 5% of our consolidated revenues in fiscal 2003 to approximately 15% of our consolidated revenues in fiscal 2005. Our Imageon products for mobile phones and handheld devices, and our Xilleon and Nxtwave products for DTV markets have achieved significant design wins with customers in their respective segments. In the game console market, we currently provide the graphics technology in the Nintendo GameCube and Microsoft Xbox 360 game consoles. We are also developing technology for Nintendo’s next generation game console, Revolution.

During the fiscal year ended August 31, 2005, our business generated consolidated revenues of approximately $2.2 billion. We have more than 3,300 employees worldwide. Our ten largest customers accounted for approximately 61% of our consolidated revenues in fiscal 2005. A significant portion of PCs and consumer electronic devices are currently built in the Asia-Pacific region; regardless of where the products are sold. Approximately 84% of our sales during fiscal 2005 were in the Asia-Pacific region.

We believe that our continued commitment to innovation and technology leadership will position ATI to capitalize upon growth opportunities in the markets for our products in the future.

3.2  Our Markets

The following contains forward-looking statements about ATI’s markets. Reference should be made to “Forward-looking Statements” on page 5 and for a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see Item 3.12 “Narrative Description of the Business – Risks and Uncertainties” at page 25.

The semiconductor graphics market addresses the need for visual processing for various computing and entertainment platforms such as desktop and notebook PCs, workstations, DTVs, handheld devices and game consoles. The primary product of a semiconductor graphics supplier is the GPU, a semiconductor chip that increases the speed and complexity of images that can be displayed on a graphical interface, as well as improving image resolution and color definition. The GPU off-loads the burden of graphics processing from the PC or electronic devices’ microprocessor or central processing unit (“CPU”). In this way, the dedicated graphics or visual processor and CPU work in tandem to increase overall speed and performance.

During the past few years, the PC industry has been marked by consolidation among the large PC OEMs and the emergence of PC system integrators (“SIs”) or “white box, clone or non-branded” PC manufacturers. We therefore believe that it is important for PC graphics suppliers to have their technology incorporated into board-level products, which are available to and accepted by the SI channel.

The strength of the semiconductor graphics market is heavily dependent upon the PC graphics market and the consumer electronics market.

PC

Desktop and notebook products represent the two major segments of the PC market. According to International Data Corporation (“IDC”), a market research firm, the worldwide desktop PC and notebook market segments were estimated to be 132.7 million units and 60.1 million units, respectively, in 2005 and are forecast to be 139.5 million and 70.5 million units, respectively, in 2006. While the desktop PC segment has traditionally been the largest sector within the PC market by volume, the notebook PC segment continues to expand at a more rapid pace driven by the availability of lower power and high performance notebook PCs at affordable prices. According to the most recent IDC data, the desktop and notebook PC market segments are estimated to grow to 152.1 million units and 95.7 million units, respectively, by 2008.

The graphics solution for both the desktop and notebook PC market segments is addressed by adding a discrete graphics processor, which is a stand-alone graphics chip, or by integrating the graphics hardware into the motherboard chipset. Discrete graphics chips tend to provide higher levels of performance and speed, while integrating graphics into the chipset caters to the value segment of the market. The demand for integrated graphics solutions has grown in recent years as the PC market has developed and the performance of integrated chipsets has advanced. OEMs and SIs, who have been continually pressured to meet lower price and power consumption targets while still maintaining reasonable profit margins, are increasingly using integrated chipsets over discrete chipsets in their products given the “value” or low-cost characteristics of integrated graphics solutions. Based on data from Mercury Research, a market research company, it is estimated that for 2005, integrated graphics chipsets account for approximately 60% of the desktop 3D chips and approximately 68% of the notebook 3D chips sold worldwide. Customers in the PC market include: OEMs and SIs, who build GPUs into their PC products; ODMs, who build GPUs into their PC motherboard and graphics board products; and add-in-board (“AIB”) manufacturers who incorporate GPUs into their graphics board products.

Consumer

The market for graphics has grown beyond its PC roots as technology in other electronic devices has developed. Newer avenues of growth for the graphics market include DTVs, handheld devices, such as multimedia-enabled mobile phones, and game consoles. Similar to the development of the PC market, users in the Consumer market are demanding enhanced imagery for improved utility and a richer visual experience for their digital electronic devices.

The growth in the DTV market is being driven by the conversion of analog television signals to digital transmissions by television broadcasters. This conversion is supported by a U.S. Federal Communications Commission mandate that requires the integration of digital tuners into TV sets and receiver devices by 2007. As this transition takes place, semiconductor graphics suppliers will have the opportunity to leverage their multimedia technology developed for the PC market into new products for DTVs. According to Strategy Analytics, worldwide DTV shipments are predicted to be 73.7 million units in 2005, climbing to an estimated 134.5 million units by 2008.

The market for color, feature rich (including camera) and smart phones will increasingly require that mobile phones provide rich colorful visual displays as well as 2D and 3D graphics technology. The transition to next generation 2.5G and 3G mobile phone technologies will drive this trend as users demand an enhanced experience with their mobile phones, including advanced audio and video features, as well as power management (battery life). As this market develops, semiconductor graphics suppliers will have opportunities to work with mobile phone manufacturers and supply advanced multimedia processors for their mobile phone products. According to Display Search, the size of the mobile phone market is estimated to reach approximately 817.9 million units in 2005, is currently estimated to grow to 1,071.9 million units by 2008, with nearly 98% of mobile phones having color display.

Game consoles are also an important segment of the Consumer market. In this market, semiconductor graphics suppliers work alongside game console manufacturers to enhance the visual experience for the users of sophisticated video games. Semiconductor graphics suppliers have the opportunity to leverage their core visual and graphics processing technologies by providing solutions to this market. According to Strategy Analytics, the game console market is expected to sell 17.0 million units in 2005, is forecast to be 26.5 million units in 2006 and is currently estimated to grow to 42.3 million units by 2008.

3.3  Business Strategy

The following contains forward-looking statements about ATI’s business strategy. Reference should be made to “Forward-looking Statements” on page 5 and for a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see Item 3.12 “Narrative Description of the Business – Risks and Uncertainties” at page 25.

We anticipate that future PC systems and certain consumer electronic devices will continue to require advanced visual processing technology to support 3D gaming and digital video technologies based on emerging standards such as Blu-ray and HD-DVD.

We intend to expand our presence in the PC market by closely following and capitalizing on market trends and inflection points in the industry, such as the recent transition to the PCI Express interface standard.

Another key element of our business strategy has been to expand beyond the traditional PC market into emerging Consumer market segments such as DTV and handheld devices, including color mobile phones. We experienced considerable success in each of these markets in fiscal 2005 and are poised to grow further in fiscal 2006 by virtue of our strong momentum, customer relationships and technology leadership.

We intend to execute our business plan through the following strategies:

Sustained product and technology leadership in our GPU products

Enabling the most compelling visual experience irrespective of platform is central to our business strategies. Our goal is to consistently raise the technology and performance standard in all segments of the PC and Consumer markets in which we operate. In the PC market, we are focused on capturing performance and technology leadership at the high-end enthusiast level and then propagating this technology throughout all market segments. In the Consumer market, we are focused on the innovation and delivery of advanced graphics performance and other key features and capabilities that our customers desire and market to their end-users.

We expect to continue to focus our research efforts to allow us to bring new and innovative products and technologies to the market. We continue to focus on key graphics technologies relating to 2D, 3D and video acceleration for desktop, notebook and workstation PCs. Due to the rapidly changing and expanding technologies in the PC market and the convergence of this market with other media, we continue to internally develop and pursue opportunities to acquire or license complementary leading-edge technologies when appropriate.

Build a strong and sustainable franchise in the integrated chipset market

The market for integrated chipsets has grown rapidly and based on data from Mercury Research, integrated chipsets are estimated to represent approximately 60% of desktop 3D chips and approximately 68% of notebook 3D chips sold worldwide for 2005. Bringing our core visual processing technology and integration expertise to the integrated chipset market segment is a natural extension of our PC market strategy. We have invested in R&D, cultivated distribution channels and anticipated certain inflection points to stage our entry in this market to maximize our opportunities.

Our chipset platform technology includes a top-to-bottom line up of products targeted to motherboard manufacturers. We have partnered with key motherboard manufacturers including Asus, Gigabyte, Micro-Star International, PC Partner, Sapphire and TUL Corporation, which we expect will help us further grow this market in fiscal 2006.

Expand in select Consumer market segments

We leverage our core graphics technologies from our PC products into related markets that reach beyond the PC and address the Consumer markets that include handheld devices such as color mobile phones, DTVs and game consoles. We continue to refine our approach to these markets and are currently focusing on color mobile phones in the handheld segment and North American DTV in our DTV business. We are also beginning to explore DTV growth opportunities in the European and Asian markets.

Innovate cost-effectively and improve operating and financial performance

We seek to innovate efficiently. This means targeting new channels and new customers by leveraging our core technologies. It also means introducing our products into new markets at key inflection points and capitalizing on the momentum of changes in the market. We strive to make continuous improvements in development processes and technologies, manufacturing efficiencies and inventory management.

We continually review our business to ensure that expenses correspond with their opportunity and return profile.

3.4  Products and Technology

3.4.1  PC Products

Desktop Products

Our discrete desktop GPUs address desktop PC markets where customers expect high levels of performance, speed and a compelling visual experience. We offer a complete line of discrete GPU products for all market segments. Our most recent generation of desktop GPUs, launched subsequent to fiscal year-end, are the Radeon X1800, Radeon X1600 and Radeon X1300.

Although the percentage of PCs that rely on integrated chipsets for graphics is large, we believe that discrete graphic chipsets will continue to offer higher performance and will be the preferred solution for workstation, multimedia and gaming platforms.

In order for OEMs to meet continually lower pricing targets while still maintaining reasonable profit margins, there is a growing trend for OEMs to use integrated chipsets rather than discrete graphics solutions in their “value” or low-cost PCs as well as in commercial platforms. The value and commercial markets represent a significant portion of PCs that are sold today. Mercury Research estimates that integrated graphics chipsets are used in approximately 60% of the desktop 3D systems sold worldwide for 2005.

Our desktop integrated graphics products address the value and commercial segments of the PC market. We bring advanced features, low cost and an excellent visual experience to these segments. We offer a full line of integrated products for Intel and AMD based computer platforms. The Radeon Xpress 200 is the most recent generation of our integrated graphics chipsets.

In order to sell integrated products, we secure license agreements with manufacturers of CPUs on which the motherboard is based. We have entered into licensing arrangements with Intel, which permit us, subject to certain requirements, restrictions and limitations, to develop and sell integrated chipsets that are compatible with Intel’s current Pentium 4 desktop and notebook microprocessor platforms. We have also entered into the necessary licensing arrangements that are required for our integrated products to be compatible with CPUs manufactured by AMD.

We offer a complete line of products for the desktop market, including products that support the accelerated graphics port (“AGP”) and PCI Express interface standards for both Intel and AMD platforms, targeting all market segments. The transition by the industry to the PCI Express standard, which began in 2004, gained momentum in 2005 and is expected to continue into 2006.

Notebook Products

The notebook or mobile PC market continues to be a growing segment in the PC industry, as notebook computers now incorporate richer features such as improved 3D performance, DVD support, and power management technology to reduce battery drain from the graphics subsystem. We developed the Mobility Radeon family of mobile graphics accelerators to target this growing market and to provide the performance, features and flexibility to work in a variety of notebook classes. In this category, speed, low power consumption and visual performance are the uppermost considerations of our customers. We focus on designing notebook GPUs that meet and exceed these expectations in the thin and light, performance desktop replacement and value categories.

As in the desktop PC market, the integration of discrete notebook PC semiconductor components may allow for reduced costs, faster design times and more available space for other features within the notebook PC.

As the trend towards lower cost notebook PCs continues, we believe the market will also require graphics chip suppliers to provide cost effective and low-power ways of delivering high performance graphics, including the use of integrated chipsets. Mercury Research estimates that integrated graphics chipsets account for approximately 68% of the notebook 3D chips sold worldwide for 2005. Our notebook integrated products target the value and mainstream segments of the notebook PC market. Our products for this category combine excellent visual performance, powerful features and low power consumption. Our most recent generation of integrated notebook products is the Radeon Xpress 200M.

Chipsets

Our chipset platform technology, also know as core logic on the motherboard, includes a top-to-bottom line up of products in the Radeon Xpress 200 family targeted to motherboard manufacturers. Radeon Xpress 200 series chipsets include both discrete variants (without integrated graphics) targeting the higher end markets that use add-in graphics, as well as integrated graphics variants targeting the mainstream and commercial segments. As outlined previously, Mercury Research estimates that in 2005, integrated graphics chipsets represent a significant portion of desktop and notebook PC markets at approximately 60% and 68%, respectively. Mercury Research estimates that in 2004, chipsets represented a $5.4 billion market encompassing both integrated and discrete variants.

Our Radeon Xpress 200 series chipsets are PCI Express-based with support for both AMD and Intel platforms. Additionally, Radeon Xpress 200 chipsets with integrated graphics support Microsoft’s DirectX 9 application programming interface to ensure the highest integrated graphics performance and visual quality, along with support of all 3D applications, games and operating systems.

Radeon Xpress 200P CrossFire Edition is our most recent dual PCI Express-based chipset without integrated graphics and is designed for our dual-GPU solution known as CrossFire. Radeon Xpress 200 CrossFire Edition (available for both Intel and AMD-based platforms) includes an integrated Radeon graphics processor built for DirectX 9 and OpenGL technology.

Home Media PCs

The market for digital home media PCs with multimedia capability continues to expand. PC manufacturers are offering consumers even more choices for home theatre and entertainment applications. With these powerful PC systems, consumers can easily access digital photos, TV broadcasts, computer games, DVD movies and more all through one platform.

We continue to offer products for the digital home media PC market which provide PC/TV convergence, combining PC technology with TV, audio and high quality digital video technology. In fiscal 2005, we unveiled innovative multimedia products such as the All-in-Wonder X800 XL and TV Wonder Elite. We offer both notebook and desktop home media PC products. We also offer MPEG encoding software solutions.

Workstation Products

Our FireGL family of workstation graphics boards brings high performance to the digital content creation, visualization and computer-aided design workstation PC markets. Performance and stability are key requirements for workstation graphics. We offer both desktop and notebook workstation solutions. Our most recent product introductions in this segment include our FireGL X3-256 for AGP and the FireGL V7100, V5100, V5000, V3200 and V3100 for PCI Express and the Mobility FireGL V5000, V3200, V3100 and T2-128 for mobile workstations. These products offer a competitive price/performance combination in their respective segments.

3.4.2  Consumer Products

Many consumer electronic devices today rely on some form of digital processor to increase functionality, improve reliability, decrease size and lower costs. An easy-to-use display is also a consumer priority. We continue to leverage our core technology, visual processing expertise and power management know-how to meet these demands and create growth opportunities in certain consumer electronics markets. We have initially targeted three markets: (i) DTVs, including set-top boxes; (ii) handheld devices, including color mobile phones; and (iii) game consoles.

DTV

As television broadcasters in North America and the rest of the world convert their analog television signals to DTV transmissions over the next decade, increased consumer interest in DTV will spur demand for more advanced DTVs. The U.S. Federal Communications Commission issued a mandate in 2002 requiring the integration of digital tuners into TV sets and receiver devices by 2007. Digital transmission standards provide significant advantages compared to analog standards, including greater picture clarity and resolution as well as opportunities for more channels, e-commerce and enhanced TV viewing.

We are leveraging our core technology in visual processors by offering visual and signal processing technologies to DTV manufacturers. Our Xilleon 240 and Theater 311, 312 and 314 products are cost-effective and highly-integrated solutions for this market. We also provide software and support infrastructure to our customers in this segment.

Handheld devices

The latest generation of handheld devices, particularly color mobile phones, are driving demand for more advanced visual processors. Higher resolution panels, higher performing embedded processors and increased internal and removable storage are all contributing to rapid changes in handheld and mobile communication devices.

Our Imageon product line contributes market leading visual processing, high quality audio and power saving technology as well as a high level of integration. For example, our Imageon 2282 is an advanced multimedia co-processor for handheld electronic devices. It provides fully self-contained audio and video processing for 3 mega-pixel digital camera, DV camcorder and digital audio player applications.

Game consoles

We have also successfully leveraged our core visual processing technology into the game console market. Our customized GPUs process the graphics in Nintendo’s GameCube and Microsoft’s Xbox 360 game consoles. We are also developing technology for Nintendo’s next generation game console, Revolution.

3.5  Research and Development

A strong commitment to R&D is fundamental to our success. Due to the rapid pace of technological change in the graphics industry, it is critical that we meet each market window with the newest generation of products that meet market and customer requirements. Ongoing R&D efforts enable us to participate in establishing industry standards as well as to design and create new products based on these standards. We continue to strengthen our R&D base through internal R&D efforts, licensing arrangements with third parties and acquisitions of technology companies, when appropriate.

Our primary R&D objective is to develop products and technologies that meet the ever-changing demands of the PC graphics and multimedia industry. Our dedication to R&D has also allowed us to expand our addressable market beyond the PC discrete graphics market to the integrated graphics market and to consumer electronics markets including DTVs, color mobile phones and game consoles.

Our net current R&D expenses increased from $265.5 million in fiscal 2004 to $327.0 million in fiscal 2005. Our net capital R&D expenditures increased from $15.5 million in fiscal 2004 to $24.5 million in fiscal 2005. Our engineering resources increased from approximately 1,700 to more than 2,100 employees during that time.

The following table summarizes our net investment in R&D over the past three years. R&D expenditures include current expenses, such as salaries and certain materials, as well as depreciation of capital assets that were acquired for R&D purposes and used as prototype and design tools. For R&D activities carried out in Canada, we qualify for Canadian federal investment tax credits at the rate of 20% of all eligible current and capital R&D expenditures. We also qualify for tax credits based on R&D activities carried on in the United States. These tax credits are used to reduce current expenses, capital expenditures and tax otherwise payable.

Net Investment in R&D
(Thousands of U.S. dollars)
	Years ended August 31
	2005	2004	2003
Gross current R&D expenses	$372,542	$294,516	$234,719
Less related R&D tax credits	45,525	29,025	21,743

Net current R&D expenses	$327,017	$265,491	$212,976

Net current R&D expenses as a percentage of revenues	13.3%	13.5%	15.4%
Capital R&D expenditures, net of R&D tax credits	$ 24,542	$ 15,479	$ 9,237

3.6  Sales and Marketing

PC Market

We sell our products through five major sales channels: PC OEMs (often through ODMs or other contract manufacturers), AIB manufacturers, SIs, retail stores and consumer electronics manufacturers.

Our PC OEM customers include Acer, Apple, Dell, Founder, Fujitsu, Fujitsu-Siemens, Gateway, Hewlett-Packard, Hitachi, IBM, Lenovo, NEC, Packard Bell, Panasonic, Samsung, Sony, Toshiba and Trigem.

In the PC OEM market, it is critical to time the introduction of our graphics products to reflect industry transitions or inflection points and meet the schedules associated with qualifying and shipping products for seasonal buy cycles, typically in the spring and fall. Sales to PC OEM customers often involve a direct relationship between the customer and our R&D personnel to ensure that the products we are developing meet the needs and specifications of the PC OEM. We offer a full range of products to PC OEMs, including products for PCs as well as digital consumer products. This results in sales channel efficiency, an ability to grow with our customers, and enables our PC OEM customers to enter new market segments. A significant portion of product manufacturing for PC OEMs is handled by ODMs, particularly in the notebook market. Our current notebook ODM customers include Arima, Asustek, Compal, First International Computer, Inventec, Quanta, Uniwill and Wistron.

Over the past several years we have worked to establish and broaden our relationships with major AIB manufacturers. We deliver component-level products to these manufacturers who in turn build and sell board-level products using our technology to SIs. Our AIB customers include Asustek, Connect 3D, TUL Corporation, Gigabyte, Hightech Information Systems, Micro-Star International, Sapphire, Palit and Info-Tec Corp.

We also work directly with our SI customers including Actebis, Alienware, Evesham Technology, Falcon Northwest, Kraftway, MaxData Systeme, Medion, Mesh, Unika and Voodoo. SIs typically sell from positions of regional or product-based strength in the market. They usually operate on short design cycles and can respond quickly with new technologies. The SI channel often uses discrete graphics solutions as a means to differentiate their products and add value to their customers.

ODMs also build motherboard products which include integrated graphics products. We currently have strategic alliances with the world’s leading motherboard, notebook and PC design manufacturers to develop systems that feature our products.

We also sell our PC products to consumers through major retailers including Best Buy, CompUSA, Circuit City, Dixons, Future Shop, MediaMarkt and Fry’s. Our major e-commerce retailers include Newegg.com, CDW.com and Buy.com. The retail market is characterized by significant price sensitivity requiring clear feature and performance differentiation at multiple price points.

Consumer Market

In our Consumer market, we are focused on selling to the top-tier consumer electronics manufacturers. We have strengthened our sales organization in this segment in the Americas and the Asia-Pacific region.

In our handheld segment, our customers include Motorola, LG Electronics, Samsung and Siemens.

In our DTV segment, our customers include Hitachi, Panasonic, Samsung, Sharp, Sony, Thomson and Toshiba.

In our view, ATI brand awareness increases the efficiency of our reach into each of our sales channels. We have increased our brand awareness programs over the last few years through high profile product launches, targeted event sponsorship and point-of-sale promotion kits.

General

Our ten largest customers accounted for approximately 61% of our consolidated revenues in fiscal 2005, with two customers representing 21%. In fiscal 2004, one customer accounted for approximately 10.6% of our consolidated revenues and our top ten customers accounted for approximately 62% of our consolidated revenues.

The following table summarizes the breakdown of our consolidated revenues by territory as a percentage of total consolidated revenues. Our geographical segmentation reflects the locations where we delivered products to our customers, not where the end customer purchased the PC or consumer electronic device. A significant portion of PCs and consumer electronics devices are currently built in Asia-Pacific, regardless of where the products are sold. Accordingly, the majority of our sales in fiscal 2005 were in the Asia-Pacific region.

	Years ended August 31
	2005	2004	2003
Canada	1%	1%	1%
United States	11%	13%	19%
Europe	4%	5%	8%
Asia-Pacific	84%	81%	72%

	100%	100%	100%

We maintain a regional sales presence in each of the key industrialized areas of the world. As noted above, however, OEMs, AIB manufacturers and consumer electronics companies are locating their manufacturing operations in the Asia-Pacific region. Our sales organization reflects this geographic weighting.

Our sales arrangements with OEMs, AIBs, distributors and key retail customers generally operate on the basis of product forecasts provided by the particular customer, but do not include any commitment or requirement for minimum product purchases. Purchase orders are also typically cancellable by the customer without consequence on 60 days notice to us.

We recognize revenue when evidence of an arrangement exists, risks and rewards of ownership have been transferred to customers, selling price is fixed and determinable, and collectibility is reasonably assured. Sales made to distributors and retailers under agreements allowing for price protection and/or rights of return are recognized at the time of sale to these customers. Estimated returns and allowances, price protection and sales rebates are recorded as a reduction of revenue at the time of revenue recognition. Estimates are based on historical experience, planned customer incentive programs and other relevant factors. If estimates of future market conditions and changing product life cycles in the market place are inaccurate, it may be necessary to increase customer incentive offerings, which could necessitate a further reduction of revenue. Such increases are recorded as a reduction of revenue at the time the program is introduced or enhanced. We also provide for the estimated cost of product warranties at the time of revenue recognition.

We primarily use a binding purchase order as evidence of our sales arrangements and, in certain cases, use contractual agreements. We consider delivery to occur upon shipment, provided risk and rewards of ownership, including transfer of title, have passed to the customer. At the point of sale, we assess whether collection is reasonably assured. If we determine that collection is not reasonably assured, we defer recognition of the revenue until collection becomes reasonably assured, which is generally upon the receipt of cash.

We follow the percentage-of-completion method of accounting for contracts requiring us to develop customized technology to meet a customer’s specifications. Under such contracts, revenue is recognized based on the ratio of total costs incurred to date to overall estimated costs. Provisions for estimated losses on contracts are recognized when identified. Where estimating the final outcome of a project is impractical, except to ensure that no loss will be incurred, we use a zero estimate of profit until results can be estimated more precisely. Under this method, the portion of total contract revenue earned to date is determined by measuring total costs incurred. We then record an equal amount of revenue against costs. Cost of revenue is adjusted to recognize the profit element from the arrangement once we are able to estimate total revenue and total costs.

Cash received from customers in advance of meeting our applicable revenue recognition criteria is recorded as deferred revenue.

3.7  Competition

Our markets are highly competitive and characterized by rapid changes in technology. We provide graphics and multimedia products in all market segments of the PC desktop, notebook, workstation and server markets through OEMs, SIs, AIB manufacturers, distributors and retailers. As a result, we compete with every PC graphics and multimedia company that serves one or all of these distinct market segments. In addition, by integrating new functionality into the GPU and expanding our product lines, we continually face new competitors in converging markets, some of whom may be substantial and well-established in those markets. Key competitive factors in the PC and Consumer markets are outlined below.

Key Competitive Factors by Market

PC		Consumer

(including desktop, notebook and chipset)		Mobile Phones		DTV
•	Visual performance, features	•	Power consumption	•	Visual performance
	and speed	•	Cost	•	Scalability across platforms
•	Cost	•	Size	•	Cost
•	Brand awareness	•	Graphics performance	•	Customer differentiation
•	Comprehensive product line	•	Scalability across platforms		and support
•	Timely product introductions	•	Customer differentiation	•	Timely product introductions
•	Product quality, including		and support
	image quality and software	•	Timely product introductions
stability

In the PC market our competitors include: (i) discrete component suppliers; (ii) AIB manufacturers; (iii) fully-integrated graphics suppliers; and (iv) suppliers of integrated graphics. These include Intel, Matrox Electronic Systems, Nvidia, SiS, Via Technologies and XGI Technology. Other competitors also include a number of smaller companies which may have greater flexibility to address specific market needs. The growing complexity of visual processors and the associated R&D costs, however, represent an increasingly higher barrier to entry in this market.

In the Consumer market we have different competitors in each of our market segments.

In the handheld segment, we have three categories of competitors. Baseband processor vendors have traditionally provided the voice processing functionality in mobile phones. Many of these vendors are expanding their product offerings to encompass the graphics processing required by color and feature mobile phones. These include ADI, Agere, Broadcom, Freescale, Infineon, Philips, QUALCOMM, STMicroelectronics and Texas Instruments. Another category of competitor, application processor vendors, has emerged to serve the high-end feature and smart phones that require large amounts of general purpose processing capability. These include Intel, Nvidia, QUALCOMM, Samsung, STMicroelectronics and Texas Instruments. The third category of competitor, media co-processor vendors, is most comparable to our strategy in the color and mobile phone market. Media co-processor competitors include Core Logic, Epson, MTEK Vision, Nvidia and Renesas.

In the DTV segment, our primary competitors include Broadcom, Conexant Systems, Genesis Microchip, LSI Logic, Philips, STMicroelectronics, Trident Microsystems and Zoran, as well as in-house semiconductor development divisions at companies such as LG, Matsushita Electric (Panasonic brand), Samsung and Toshiba.

In the game console segment, we compete primarily against Nvidia.

3.8  Manufacturing

Semiconductor Manufacturing

We have strategic relationships with three leading semiconductor foundries, Taiwan Semiconductor Manufacturing Company, United Microelectronics Corp. and Chartered Semiconductor Manufacturing to manufacture our processors. From the foundry, wafers are delivered to our test, assembly and packaging partners including Advanced Semiconductor Engineering Group, King Yuan Electronics, Siliconware Precision Industries and STATS-Chippac, who package and test the final application-specific integrated circuit (“ASIC”). It is a flexible production system that enables us to balance capacity based upon technology and expertise. In this way we maintain control over the manufacturing process, reduce delivery times and component costs and increase product quality.

Board Manufacturing

Board-level product manufacturing is outsourced to third party manufacturers. These include Celestica, Fairway and PC Partner with locations in China. Our manufacturing facility in Markham, Ontario, Canada is primarily devoted to prototyping and trial runs for new product introductions.

3.9  Customer Service and Software Support

As service and support is critical to the success of our customers, it is critical to our success. We work closely with our customers by committing R&D resources to achieving optimal compatibility and integration with their products. We also work closely with our customers on demand generation programs aimed at their key markets. We deliver fast and accurate responses to hardware and software developers to ensure that their products, games and applications maximize the potential of our visual processor technology.

With each of our graphics and video accelerator products, we provide drivers and supporting software packages that enable the effective use of our products under a variety of operating systems and applications. In addition to the Microsoft Windows family of operating systems, we support Apple’s Mac OS X as well as Linux-based applications. Our software provides optimized performance for a variety of CPU platforms (including Intel and AMD based systems), motherboards and chipsets.

We develop our software drivers in many different languages and formats to conform to international user requirements. Our software engineers, scientists and test professionals engage in large scale development of drivers and related software applications in support of OEM, retail and AIB customers. On-time delivery of optimized, unified and reliable software that supports the latest technology enables our customers to market leading-edge and cost-effective ATI-based products.

We enable all our PC-based products (discrete and integrated, desktop and notebook, graphics and multimedia) with a unified driver – a single driver product currently supporting all of our Radeon products and executing under all of Microsoft’s supported PC operating systems. In fiscal 2005, we announced a major upgrade to our Catalyst software suite as well as broad graphics driver support for the beta 1 release of the upcoming Microsoft Windows Vista operating system.

3.10  Human Resources

We employed the following number of individuals, including non-permanent and short-term employees, at August 31 in each of the years noted below:

	2005	2004	2003
R&D	2,191	1,704	1,422
Operations and administration	547	490	461
Sales and marketing	731	593	410

Total number of ATI personnel	3,469	2,787	2,293

We believe that our ability to attract and retain highly skilled engineering, marketing and management personnel is one of the key factors in our success. None of our employees are governed by collective bargaining agreements. We have never experienced a material work stoppage or strike and believe that our relationship with our employees is good.

3.11  Facilities

Our head office facilities are located in Markham, Ontario, Canada at 1 Commerce Valley Drive East. This facility comprises approximately 240,000 square feet of office and R&D space. We have a 50% interest in the joint venture company that owns this facility. We have four other locations in Markham, Ontario. At 33 Commerce Valley Drive East, we own 100% of a facility that comprises approximately 123,000 square feet, including approximately 65,000 square-feet of manufacturing and warehouse space. We also lease space in three other facilities in Markham amounting to approximately 165,000 square feet.

We lease engineering facilities in the United States including approximately 75,000 square feet in Marlborough, Massachusetts and approximately 104,000 square feet in Santa Clara, California. We also lease a number of smaller regional offices in the United States, Europe and the Asia-Pacific region. As a result of the change in our business model over the past several years where we transitioned to primarily supplying component level products rather than board products to our customers, we closed our European board manufacturing facility located in Dublin, Ireland in fiscal 2003.

Our operations are subject to a variety of federal, provincial and local environmental laws and regulations. These laws and regulations relate to, among other things, the discharge of contaminants into water and air and onto land, the disposal of waste, and the handling, storage and transportation of hazardous materials. We believe that we are currently in compliance with all applicable environmental laws in all material respects.

3.12  Risks and Uncertainties

Our operations and financial results are subject to various risks and uncertainties which are outlined below. These risks are in addition to those outlined elsewhere in this Annual Information Form and in our filings with Canadian and United States securities regulatory authorities, including Management’s Discussion and Analysis contained in the 2005 Annual Report.

As a result of any or any combination of these risks and uncertainties, our operating results and common share price may be subject to a significant level of volatility, particularly on a quarterly basis.

Our operating results can fluctuate and are unpredictable

Our operating results have been and will continue to be subject to quarterly and other fluctuations due to changing market and economic conditions and various other factors set out below. As a result, our revenues can fluctuate from quarter to quarter, and, within a quarter, revenues may vary from month to month. In addition, because our operating expenses are largely independent of revenues in any particular period, we may be unable to rapidly adjust our spending to compensate for an unexpected revenue shortfall, which could harm quarterly operating results. As a result, it is difficult to accurately predict revenues and profits or losses.

Our reported operating results may vary from prior periods or may be adversely impacted in periods when we are undergoing a product line transition during which sales of new products may be ramped up to replace sales of our older products. These older products often come under significant pricing and margin pressure as a result of competitors’ actions in the marketplace. Product transitions expose us to inventory risk and potential inventory write-downs. In addition, newer products may be more costly to produce in the early stages of their introduction, which may adversely affect margins and our results of operations.

Should our products not offer the features and performance required by our customers or fail to achieve meaningful market share, our operating results will be negatively impacted. Our ability to continue to sell and develop our products is dependent upon our ability to obtain licenses to industry technology or other intellectual property rights, which may not be readily available on commercially reasonable terms. As a result of any combination of these or other issues referred to below, our operating results and common share price may be subject to a significant level of volatility, particularly on a quarterly basis. Factors that have affected our operating results in the past or could affect them in the future include, among other things:

•	demand for and acceptance of our products and those of our customers, including integrated graphics components and consumer electronic devices;

•	successful and timely development and production of next-generation products, including products for the consumer electronics market;

•	levels of growth or decline in the PC industry;

•	introduction of new products by our competitors;

•	rapid and frequent technological change in the PC graphics industry;

•	the relative demand in the PC industry for discrete solutions as compared with integrated chipsets;

•	availability of licenses for industry technology or other intellectual property rights necessary for the continued sale or development of our products;

•	changes to ASPs resulting from competitive pressures;

•	ability to achieve new design wins;

•	the rescheduling or cancellation of customer orders;

•	volume of orders received that can be filled in the quarter;

•	addition or loss of significant customers;

•	delays or early introduction of new microprocessors or their related chipsets;

•	changes to our overall product mix or the geographic regions where our products are sold;

•	supply constraints and disruptions for other components incorporated into our products and those of our customers;

•	R&D costs associated with the development of new products;

•	increasing product line complexity and the related management of inventory;

•	unexpected variances in the cost or availability of materials, especially silicon wafer, memory, printed circuit boards (“PCBs”) and packaging costs;

•	changes to the expected yield of our component products;

•	excess or shortage of manufacturing capacity;

•	seasonal and variable demand associated with the PC industry;

•	changes in the rate of exchange of Canadian currency to U.S. dollars;

•	sales levels of game console and other products from which we generate royalty income;

•	legal and other costs related to defending intellectual property and other types of lawsuits, claims or proceedings; and

•	new laws that require us to undertake an evaluation of our internal controls through which we may identify internal control weaknesses which may require correction.

As a result of the factors listed above, some of which are discussed elsewhere in this section, period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. Accordingly, our operating results may be below the expectations of securities analysts and investors. Our failure to meet these expectations could adversely affect the market price of our common shares.

Design wins are critical to our future success

Our future success and ultimate sales achievements will depend in large part on our retaining and/or achieving design wins, which occurs when PC OEMs, ODMs, AIB manufacturers or manufacturers of consumer electronics devices choose to use our existing and future products in their various product offerings. These selection processes can be lengthy and require us to incur significant design and development expenditures, with no guarantee of winning designs or generating revenues. Our major customers typically introduce new product offerings as often as twice a year. Accordingly, our products must have competitive performance ratings, adequate feature-sets, consistent quality levels and appropriate prices within the limited time frames of our customers to be included in new system configurations. The failure to win new or retain existing design wins of sufficient volume, sales and profitability could have an adverse effect on our business and operating results. Even if we achieve a significant number of design wins, there can be no assurance that our customers will actually take the designs to production or that the designs will be commercially successful.

Our gross margins fluctuate and are difficult to predict

Our overall gross margin is dependent on a number of factors, the principal items being the cost of input materials (mainly silicon, memory, device packaging and PCBs), the manufacturing yield of wafers received from foundries, packaging costs and yields, the ASPs of our products and the actual product mix of our revenues. The continuous change in these factors may cause our overall gross margin to fluctuate from quarter to quarter and make it difficult for us to predict our overall gross margin. In terms of product mix, our business model involves the development and marketing of component and board-level graphics products and technology for desktop and notebook PC, DTV, mobile phone, game console and multimedia applications. Each of these products or product categories has dissimilar gross margins at any particular time. Consequently, many of our gross margin components fluctuate and the overall corporate gross margin is difficult to predict. Should any of the factors influencing gross margin change substantially, our gross margins could be adversely affected. In addition, we offer price protection programs which are intended to protect our channel partners if we reduce the prices in the future for the same products which they have purchased. Although we use an estimation methodology to determine price protection reserves and book these reserves at the time of sales to our channel partners, future price reductions which are either greater or more sudden than estimated will require an additional charge to be taken and therefore can have a negative impact on gross margin in subsequent quarters.

We do not have minimum purchase requirements under our sales arrangements with customers

Our sales arrangements with our customers do not include any requirement or commitment for minimum purchases of our products. As a result, we often commit resources to develop products without having received advance purchase commitments from customers. In particular, sales of our component products to customers other than OEMs are subject to volatility on a regular basis as demand is often unpredictable and is susceptible to price competition on a short-term basis. Any inability to sell products to which we have devoted significant resources or the cancellation or deferral of product orders could result in excess inventory. This could result in future inventory write-downs, which could have an adverse effect on our profit margins and financial results and restrict our ability to fund our operations. We may build memory and component inventories during periods of anticipated growth and in connection with selling workstation boards directly to major OEMs. We could be subject to excess or obsolete inventories and be required to take corresponding write-downs if growth slows or if we incorrectly forecast product demand. A reduction in demand could negatively impact our gross margins and financial results.

The success of our business is dependent on the timely introduction of new products that do not contain errors or defects

The graphics industry is characterized by frequent product introductions and short product life cycles based on constantly improving technologies and new industry standards. In the PC market, it is increasingly important to be among the first to market with new or enhanced products to replace existing products in order to coincide with the introduction of new products by PC OEMs, particularly during the late summer and fall that are the traditional periods in which PC OEMs introduce new products. The consumer electronics markets also have similar design cycles in which new product offerings are traditionally introduced in the fall. This means that we must commit resources to the development and manufacturing of our products without having commitments to purchase from customers. We must also take advantage of new technologies to maintain our competitive edge. If we fail to identify new product opportunities or develop or bring to market these new products or enhancements within the time frame required by customers, if our new products or enhancements are not selected by our customers to be included in their products, or if the products or technologies developed by competitors render our products or technologies non-competitive or obsolete, we may experience reduced demand for our products and loss of market share and our operating results could be adversely affected.

Our business depends to a significant extent on our ability to continually introduce new and enhanced generations of graphics products in order to retain or win customer contracts and maintain ASPs. The life cycles of our products typically range from six to eighteen months. Market demand requires graphics products to incorporate new features and performance standards on an industry-wide basis. Over the life of a specific graphics component, the ASP undergoes regular price reductions. The introduction of new products and enhancements to existing products is necessary to maintain overall corporate ASPs. If we are unable to introduce new products or launch new products without sufficient increases in ASP or increased unit sales volumes capable of offsetting these reductions in ASPs, our revenues, inventories, gross margins and operating results could be adversely affected.

Our business and operating results could be adversely affected if we incur delays in developing new products or enhancements, or if such products or technologies developed by others render our products or technologies non-competitive or obsolete. Products as complex as those we offer may contain defects or failures when introduced or when new versions or enhancements to existing products are released. There can be no assurance that, despite our testing procedures, errors will not be found in new products or releases after commencement of commercial shipments in the future, which could result in loss of or delay in market acceptance of our products, material recall and replacement costs, delay in recognition or loss of revenues, the diversion of the attention of our engineering personnel from product development efforts and damage to our reputation in the industry and could adversely affect our relationships with our customers. Correcting such errors and failures in our products could require significant expenditures. Any such circumstances could have an adverse effect on our business, financial condition or operating results.

The success of our business is dependent upon our ability to introduce products with required features and performance levels that support and coincide with significant industry transitions

The PC industry is characterized by frequent new product introductions typically centred around hardware and software changes made by Intel and Microsoft. For instance, new PCs are commonly introduced to coincide with new processor, chipset or memory products launched by Intel or new operating systems launched by Microsoft. It is therefore increasingly important that we maintain our ability to introduce new products that take advantage of these industry transitions. In the past, these industry transitions have included the shift to the AGP standard, which underwent a further transition in 2003 with the adoption of the new AGP 8X standard. A new bus standard, PCI Express, is currently being adopted within the PC industry and the transition to this new standard is expected to continue through 2005 and into 2006. Our products must be able to support the new features and performance levels being required by PC manufacturers at the beginning of these transitions and be priced competitively, otherwise, we may lose business as well as the opportunity to retain and obtain design wins until the next product transition. Failing to develop products with required features and performance levels or a delay as short as a few months in bringing a new product to market could adversely affect our revenues. As well, there can be no assurance that the industry will continue to innovate or improve standards or that the industry will introduce these changes when expected or that we will be able to take advantage of these changes. In the event that such occurrences fail to materialize, our business and operating results could be adversely affected.

To stay competitive, we may have to invest more resources in R&D

If new competitors, technological advances by existing competitors or other competitive factors require us to invest significantly greater resources than anticipated in R&D efforts, our operating expenses would increase. Our net current R&D expenditures increased from $265.5 million in fiscal 2004 to $327.0 million in fiscal 2005. Our net capital R&D expenditures increased from $15.5 million in fiscal 2004 to $24.5 million in fiscal 2005. Our engineering resources increased from approximately 1,700 to more than 2,100 employees during that time. If we are required to invest significantly greater resources than anticipated in R&D efforts without an increase in revenue, our operating results would decline. We anticipate that we will continue to devote substantial resources to R&D, and we expect these expenses to increase in absolute dollars in the foreseeable future due to the increased complexity and the greater number of products under development. R&D expenses are likely to fluctuate from time to time to the extent we make periodic incremental investments in R&D and these investments may be independent of our level of revenue.

A substantial portion of our revenues and our financial performance are dependent upon the PC industry which is cyclical in nature

We currently derive a substantial portion of our revenue from the sale of graphics and multimedia products for use in PCs. Although the PC industry grew significantly during the late 1990s, since 2001 PC sales have not experienced similar levels of growth. Historically, the PC and semiconductor industries have been characterized by rapid technological change, cyclical market patterns, significant ASP erosion, fluctuating inventory levels, periods of overcapacity and capacity constraints, variations in manufacturing costs and yields and significant expenditures for capital equipment and product development. Growth in PC sales at levels experienced in the past may not occur in the future. Reductions in the sales of PCs reduce the overall demand for our products. Moreover, such changes in demand could be large and sudden, as experienced in fiscal 2001 and in previous years when PC manufacturers built-up inventories in anticipation of a period of significant growth that did not materialize. In such cases, PC manufacturers may abruptly suspend all purchases of additional inventory from their suppliers. In addition, declines in spending by corporations and/or consumers, for example, due to an economic downturn, may negatively affect the PC industry. Any sustained reduction in the demand for PCs could adversely affect our operating results.

The success of our business will be dependent upon the success of our integrated graphics component products

Low-cost desktop PCs account for a significant percentage of PCs sold in the market and are driving the demand for integrated graphics and core logic functions in one chipset. In order for PC OEMs to offer these computers at low prices, overall system costs must be reduced. The costs of integrated graphics components are significantly less than the costs of traditional discrete graphics components, in part due to their reduced functionality and because they do not require separate graphics memory devices. Mercury Research estimates that integrated chipsets are used in approximately 60% of the desktop 3D graphics chips sold worldwide for 2005.

In the notebook market, integrated chipsets offer a similar ability to reduce costs as in the desktop market, as well as provide additional benefits such as lower power consumption and reduced space for ultraportable designs. As mentioned previously, Mercury Research estimates that integrated graphics account for approximately 68% of the notebook 3D graphics chips sold worldwide for 2005.

We currently have a full product line of integrated products to address the desktop and mobile integrated market for Intel and AMD-based platforms. If our products do not successfully address this market segment or we cannot produce products on a cost-effective basis, or if we are unable to obtain required licences for future Intel-based products, our business, financial condition and operating results could be adversely affected.

Our sales and earnings are subject to foreign currency risks

A substantial amount of our operating expenses are denominated in Canadian dollars. However, our results are reported in U.S. dollars. As a result, an appreciation in the value of the Canadian dollar relative to the U.S. dollar will have a negative impact on our earnings. The rise of the Canadian dollar relative to the U.S. dollar from an average rate of 67 cents in fiscal 2003 to an average rate of 75 cents in fiscal 2004 had an approximate $18.0 million negative impact on our operating earnings in fiscal 2004 and the rise to an average of 80 cents in fiscal 2005, had an approximate $13 million negative impact on our operating earnings in fiscal 2005 as compared to fiscal 2004. During the third quarter of fiscal 2005, we purchased forward foreign exchange contracts to buy $94.5 million Canadian dollars over the next nine months at an average exchange rate of $1.2579 Canadian dollars per U.S. dollar. While we may, in the future, enter into additional forward foreign exchange contracts to hedge our currency exposure on expenses incurred in Canadian dollars, continued strength in the Canadian dollar relative to the U.S. dollar may result in upward pressure on our operating expenses if we do not have appropriate or adequate hedging arrangements or policies in place.

The majority of our product sales are denominated in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the local currency can cause increases or decreases in the cost of our products in the local currency of such customers. An appreciation of the U.S. dollar relative to the local currency could reduce sales of our products.

Our royalty revenues, which can compromise a significant part of our earnings, are dependent upon the success of third-party products

Our graphics technology for the game console market is being used in the Nintendo GameCube and Microsoft Xbox 360 game consoles. The only revenues that we receive from these technologies are in the form of non-recurring engineering (“NRE”) revenues, as well as royalties paid to us by Nintendo and Microsoft based upon the market success of their products. Accordingly, our royalty revenues will be directly related to the sales of these products. We have no control over the marketing efforts of Nintendo and Microsoft and there can be no assurance that sales of those products will achieve expected levels in the current or future fiscal years. Consequently, the revenues expected by us from this technology may not be fully realized and our operating results may be adversely affected. In past fiscal years, a significant amount of our net earnings were derived from Nintendo royalties. Royalties are expected to become a more significant share of our net earnings in the future, as we anticipate royalties in future years resulting from our agreements with Nintendo, Microsoft and QUALCOMM. Anything that negatively affects the royalties paid to us by these or other entities with whom we maintain or enter into royalty agreements, may adversely affect our operating and financial results.

Our entry into new emerging product markets is subject to a number of uncertainties

We have recently developed graphics and integrated products for the emerging consumer electronics market including DTVs and color mobile phones. Although this is a relatively new market, there are already a significant number of competitors targeting it. The delay in acceptance of DTV technology has also provided further opportunities for competitors to enter this market. In addition, as the telecommunications, cable and consumer electronics industries and their suppliers undergo a period of convergence, we expect that competition will increase in these markets. Our ability to succeed in these new consumer markets is subject to a number of uncertainties, including acceptance of our products, the development of new technologies sufficient to meet market demand, the need to develop customer relationships, different sales strategies and channels, new and different industry standards from those in the PC market and changing strategic alliances. There can be no assurance that we will be able to successfully compete in these new emerging markets. If we are unable to successfully introduce products in these new markets as they expand, our business, financial condition and operating results could be adversely affected.

The markets in which we carry on business are highly competitive

The markets in which our products are sold are very competitive and are expected to remain so due to rapid technological changes, frequent product introductions and declining selling prices. Furthermore, the consolidation of our competitors has increased the level of competition in the graphics industry. We believe that the consolidation of our competitors in the PC graphics market segment of the PC market has stabilized and that there are now three main players in the PC market. We believe that the main factors that will determine our competitiveness in the PC market are technical product performance, price, product features, time-to-market, conformity to industry standard application programming interfaces, the ability to deliver consistent volume and quality of products, quality and stability of software drivers as well as technical support. We expect that competition will intensify in these areas and there can be no assurances that our competitors’ products will not be less costly, provide better performance or include additional features that render our products uncompetitive. Increased competition may require us to reduce our prices and/or invest further in R&D and sales and marketing efforts, which may negatively affect our operating results.

Like us, many of our competitors offer a large variety of products. Some of our competitors, in particular Intel, have greater financial and other resources than we do and may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. Further, some competitors have greater access or rights to companion technologies, including interface, processor and memory technical information. They may also be able to undertake more extensive marketing efforts and adopt more aggressive pricing policies. If these competitors substantially increase the resources they devote to developing and marketing products that compete with ours, we may not be able to compete effectively. Any consolidation among our competitors could enhance their product offerings, manufacturing efficiency and financial resources, further strengthening their competitive position. In addition, some of our competitors operate in narrow business areas relative to us, allowing them to concentrate their R&D efforts directly on products and services for those areas, which may constitute a competitive advantage. Several of our smaller competitors may have greater flexibility within niche markets and better name recognition in connection with specific market needs. There can be no assurance that we will be able to maintain our competitive position and market share against current or future competitors. If we do not remain competitive, our business and operating results could be adversely affected.

Intel has a dominant position in the PC industry and has greater resources than we do. Our success is dependent upon our ability to continue to develop products that are both compatible and competitive with Intel’s technology

In 1999, Intel began shipping integrated graphics component products that were targeted at the low-cost PC market. Intel is the world’s largest manufacturer of PC processors and has significantly greater resources than we do. Given its significant leadership position and the large cost of the microprocessor relative to other components within the PC, it is possible that Intel could combine graphics components or functionality with its microprocessors on a cost-effective basis. Our integrated chipset products may not be able to successfully compete with Intel’s products on the basis of price or performance. We expect Intel to invest heavily in R&D and in marketing and selling campaigns to engender brand loyalty with PC manufacturers and users. We also expect Intel to maintain its dominance of the PC platform. These and other selling advantages could render our integrated chipset products uncompetitive on a cost basis.

Due to the widespread adoption of Intel’s microprocessor architecture and interface architecture, including the current AGP and PCI Express interfaces, Intel has the ability to create and influence key industry standards in the PC industry. We rely on our ability to obtain and maintain licenses from Intel in order to use certain proprietary Intel technology in our products. Any significant modifications by Intel to the AGP or PCI Express standards, the microprocessor, core logic components or other aspects of the PC microprocessor architecture or any delay in the public release of such modifications could result in incompatibility with our technology. Any such incompatibility, or the inability to obtain or the termination of any required license to use such technology, could have an adverse effect on our business, financial condition and operating results.

We currently have a full line of integrated graphics products for the Intel-based platform intended to compete with and complement Intel’s family of integrated products. Currently, integrated graphics components interface with Intel microprocessors through an Intel bus. There can be no assurance that our products will compete effectively against Intel’s current or future integrated products, that Intel will not aggressively use its industry position to undercut prices or otherwise prejudice ATI, or that Intel will not introduce additional products that are directly competitive with our products.

Intel spokespeople have previously stated that Intel has exited the discrete graphics business. There can be no assurance, however, that Intel will not re-enter the discrete graphics market, that Intel will not leverage their graphics investment in the integrated segment and move into the discrete segment, that Intel will not license a graphics core from competitors or that Intel will not acquire a graphics accelerator company and again compete with us in the discrete graphics component market.

Our revenues are dependent upon a small number of customers

A significant portion of our revenues are derived from sales made to a small number of customers. In fiscal 2005, our top ten customers accounted for approximately 61% of our consolidated revenues, with two customers representing 21% of our consolidated revenues. We expect that a small number of customers will continue to account for a substantial part of our revenues in the future. Continued sales to these customers, however, are dependent on us continuing to achieve design wins with these customers. The loss of business or failure to achieve design wins from one or more of such customers without adding new sources of revenues would have an adverse effect on our financial condition and operating results.

Other risks associated with our dependence on a small number of customers include: unexpected delays in the introduction of our customers’ products, resulting in a change in the timing of their orders, extended accounts receivable, cancellation of customer orders resulting in excess inventory and unexpected inventory write-downs and the inability to secure alternative purchasers for our products. Furthermore, if any one of our customers experiences financial difficulty, the risk exists that we may be required to write-off the bad debts of such customer. Any of these events could have an adverse effect on our financial condition and operating results.

We rely on third party foundries and other contractors to manufacture our products

We are a “fabless” semiconductor company and therefore rely on independent foundries or “fabs” (currently, Taiwan Semiconductor Manufacturing Company, United Microelectronics Corp. and Chartered Semiconductor Manufacturing) to manufacture our component products. We also use independent contractors to perform the assembly, testing and packaging of our products. As is typical in the graphics industry, we obtain manufacturing services on a purchase order basis and our fabs are under no obligation to provide us with any specified minimum quantity of product. We depend on these suppliers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields and to deliver those products to us on a timely basis at acceptable prices. There can be no assurance that these manufacturers will be able to meet our near-term or long-term manufacturing requirements. The manufacturers we use fabricate wafers for other companies, including certain of our competitors, and could choose to prioritize capacity for other users, reduce or eliminate deliveries to us, or increase the prices that they charge us on short notice, such that we may not be able to pass cost increases onto our customers.

Continued market acceptance of our products will depend on reliable relationships with our wafer manufacturers and subcontractors to ensure adequate product supply to respond to customer demand. Because it could take several quarters to establish a strategic relationship with a new manufacturing partner, we may be unable to secure an alternative supply for any specific product in a short time frame. Other risks associated with our dependence on third-party manufacturers include: reduced control over delivery schedules, quality assurance, manufacturing yields and cost, lack of capacity in periods of excess demand, misappropriation of our intellectual property, dependence on several small undercapitalized subcontractors, reduced ability to manage inventory and parts, and exposure to foreign countries and operations, including exposure to political instability and natural disasters.

Currently, the third party wafer plants used to manufacture our products are located in Hsin Chiu and Tainan, Taiwan. Many of our assembly, testing and packaging suppliers are also located in southern Taiwan. On September 22, 1999, Taiwan suffered a major earthquake that measured 7.6 on the Richter scale and disrupted the operations of our manufacturing suppliers and contributed to a temporary shortage of graphics processors. On May 1, 2005, Advanced Semiconductor Engineering, Inc. reported a fire at one of its facilities in Taiwan, causing minimal disruption to our substrate supply. Additional earthquakes, fires or other occurrences (for example, an outbreak of a contagious disease such as avian flu or the SARS virus) that disrupt our manufacturing suppliers may occur in the future. To the extent that the supply from our fabs or other suppliers is interrupted for a prolonged period of time or terminated for any reason, we may not have sufficient time to replace our supply of products manufactured by those fabs.

As well, each wafer manufacturer has unique design rules and proprietary process technology to which we must adapt our products. If we move production of our products to new manufacturers or if current manufacturers implement new process technology or design rules, any transition difficulties may result in lower yields or poorer performance of our products. If we are unable to secure sufficient or reliable supplies of wafers, our ability to meet customer demand for our component and board products may be adversely affected and this could have an adverse effect on our revenues and operating results.

Our business is dependent upon an adequate supply of component parts from a limited number of suppliers

Certain non-proprietary materials or components (such as memory, PCBs, substrate and capacitors) used in the manufacture of our products and by OEMs in the manufacture of desktop and notebook PCs and by AIBs and SIs in the manufacture of their products are currently available from only a limited number of sources and are often subject to rapid changes in price and availability. If these suppliers fail to deliver these components or increase prices, alternative sources of supply may not be available. This would result in increased costs, delays or reductions in product shipments, and adversely impact upon orders for our component products and our operating results. Any inability to manage fluctuations in component prices may adversely affect our gross margins and operating results.

Our business and operating results are dependent upon achieving planned semiconductor manufacturing yields

The fabrication of semiconductors is a complex process. Contaminants, defects in masks used to print circuits on wafers, difficulties in the fabrication process and other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be non-functional. These problems are difficult to diagnose and time-consuming and expensive to remedy. As a result, semiconductor companies frequently encounter difficulties in achieving acceptable production yields from processing wafers. In addition, more complex manufacturing processes, such as the 90 nanometer process technology that we adopted in the second half of 2005, often initially result in lower and unstable yields. As a consequence of our move to a customer-owned tooling manufacturing process where we have the responsibility for the design and performance of the tooling required for manufacturing, we bear the financial risks and benefits associated with product yields. As such, our profitability is significantly affected by the manufacturing yield that we achieve in the production of our component products. Our inability, in cooperation with our wafer manufacturers, to achieve or maintain planned production yields could have an adverse effect on our business and operating results.

Semiconductor manufacturing yields are a function both of product design, which is developed largely by us, and process technology, which is typically proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists and can be analyzed and tested to identify process sensitivities relating to the design rules that are used. Furthermore, some defects cannot be identified until tested on a customer’s board design. We face the risk of product recalls resulting from design or manufacturing defects that are not discovered during the manufacturing and testing process. In the event of a significant number of product returns due to a defect or recall, our net revenues and profitability could be adversely affected. In addition, yield problems require cooperation by and communication between us and the manufacturer and sometimes the customer as well. The offshore location of our principal manufacturers compounds these risks, due to the increased effort and time required to identify, communicate and resolve manufacturing yield problems. There can be no assurance that we or our fabs will identify and fix problems in a timely manner, and achieve acceptable manufacturing yields in the future. Failure to reach planned production yields over time could result in us not having sufficient product supply to meet demand, and/or higher production costs and lower gross margins. This would adversely affect our operating results.

To remain competitive, we must transition to new manufacturing process technologies, however, this transition may result in reduced manufacturing yields and delay the introduction of new products

Process technology defines the minimum transistor size used to design semiconductors. The finer the process technology, the greater the number of transistors a chip designer is able to build into a semiconductor. Our strategy is to use the most advanced process technology appropriate for our products and available from our fabs. We continually assess the benefits of migrating to smaller process technologies in order to improve performance and lower costs. However, the use of more advanced processes may have a greater risk of initial yield problems. We believe that the transition of our products to increasingly smaller process technologies will be important to maintain our competitive position and we intend to migrate to smaller process technologies with our future products as these technologies become viable. In fiscal 2006, we expect to transition a material portion of our manufacturing to the 90 nanometer process technology. Due to the inherent risk of transitioning to new technologies, however, there can be no assurance that we will not experience reduced yields or delays in product delivery dates which in turn could adversely affect relationships with our customers. Moreover, we are dependent on our third-party fabs to successfully migrate to new manufacturing processes. Any such failure by us or our fabs could have an adverse effect on our business, financial condition and operating results.

Transitioning to lead-free process technologies may have an adverse effect on our operations

We have been working to shift our chip packaging technologies to be a lead-free process. The ultimate impact of this shift is uncertain. The transition to lead-free processes may produce sudden changes in demand, which may result in excess inventory. This may have an adverse effect on our results of operations. There is a risk that the cost, quality and manufacturing yields of our lead-free products may be less favourable compared to our traditional lead-based products.

Our ability to design and introduce new products in a timely manner is dependent upon third party development tools

In the design and development of new products and product enhancements, we rely on third-party software development tools. While we are not currently dependent on any one vendor for the supply of these tools, some or all of these tools may not be readily available in the future. For example, we have experienced delays in the introduction of products in the past as a result of the inability of then available software development tools to fully simulate the complex features and functionalities of our products. The design requirements necessary to meet consumer demands for more features and greater functionality from graphics products in the future may exceed the capabilities of the software development tools available to us. If the software development tools that we use become unavailable or fail to produce designs that meet consumer demands, our business could suffer.

Our operating earnings will be negatively affected by the expensing of stock options

Since our inception, we have used stock options and other long-term equity incentives as a fundamental component of our employee compensation packages. We believe that stock options and other long-term equity incentives directly motivate our employees to maximize long-term stockholder value and, through the use of vesting, encourage employees to remain with us. Changes to Canadian GAAP implemented by the Canadian Institute of Chartered Accountants require us to record a charge against earnings for stock options granted to our employees. We began to expense employee stock options effective September 1, 2004. As a result, we now estimate the fair value of the stock options granted by using the Black-Scholes option pricing model and expense the fair value over the service period of the stock options. This change has a negative impact on our earnings determined in accordance with Canadian GAAP as compared to previous fiscal years. The amount of the charge against earnings is dependent upon a number of factors, including the number of stock options granted in any fiscal year, our stock price at the time of the grant and exercise, the risk-free interest rate, the dividend yield, the volatility factor of the expected price of our common shares and the expected life of the stock options. To the extent that new regulations adopted in Canada or the U.S. make it more difficult or expensive to grant options to employees, we may incur increased cash compensation costs and we may find it difficult to attract, retain and motivate employees; either factor could materially adversely affect our business and operating results.

Our business is subject to operational and financial risks associated with our international operations

We maintain operations in a number of other countries including the United States, Germany, Japan, Taiwan, Hong Kong, Malaysia, China, India and Barbados. In addition, a substantial portion of our products are manufactured, assembled and tested by independent third parties in the Asia-Pacific region. We sell the majority of our products in the United States, Europe and the Asia-Pacific region. Accordingly, we are subject to various geopolitical risks in connection with our international sales and operations. These risks include political and economic instability, terrorism, civil unrest, war, outbreaks of contagious diseases such as avian flu and the SARS virus, changes in diplomatic and trade relationships, natural disasters and unexpected changes in legislative or regulatory requirements. These risks could result in an increase in the cost of components, production delays, general business interruptions, delays from difficulties in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, potentially longer payment cycles, potentially adverse taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have an adverse effect on our revenues and operating results.

Any legal or regulatory proceedings brought against us may be time-consuming and costly to defend and, if we are unsuccessful in defending against them, may be detrimental to our business and financial condition

We are subject to legal proceedings and claims that arise in the ordinary course of business. In addition, several U.S. securities class action lawsuits and a shareholder complaint have been recently filed against us and certain officers and directors and on our behalf (see Item 3.13 “Narrative Description of the Business – Legal Proceedings and Regulatory Matters”). While we currently believe the amount of ultimate liability, if any, with respect to these actions will not materially affect our financial position, results of operations, or liquidity, the ultimate outcome of any litigation is uncertain. We and the named directors and officers believe these actions are without merit and intend to defend ourselves vigorously. Should any of these actions or proceedings against us be successful, we may be subject to significant damages awards which could have a material adverse effect on our financial condition.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology

The industries in which we compete are characterized by frequent claims and related litigation regarding patent and other intellectual property rights. There is a risk that our current or future products may infringe third-party intellectual property rights. Any claim, whether or not with merit, could be time-consuming to evaluate, result in costly litigation, cause product shipment delays or stoppages or require us to enter into licensing agreements that may require the payment of a license fee and/or royalties to the owner of the intellectual property. In the event that a third party were to sustain a valid claim against us or our customers and we are not able to procure a license to permit the continued use of the third party’s intellectual property, our operating results could be adversely affected. We may also be required to pay damages or lost profits, modify our products, discontinue products and/or indemnify our customers. Should any such claims or proceedings against us be successful, our business, financial condition and operating results may be adversely affected.

Please see Item 3.13 “Narrative Description of the Business – Legal Proceedings and Regulatory Matters” for a description of a past patent suit brought against us.

Our success is dependent on proprietary technology, however, there can be no assurances that applicable laws will be adequate to prevent misappropriation of our technology

Our success is heavily dependent upon proprietary technology. We rely principally upon a combination of copyright, trademark, patent and trade secret laws, and contractual provisions to protect our proprietary and intellectual property rights. There can be no assurance, however, that these laws and procedures will be adequate to prevent misappropriation of our technology or independent third party development of the same or similar technology. Unauthorized parties may attempt to copy or otherwise obtain and use our technology, which could weaken our competitive position. In addition, there can be no assurance that the protection provided to our proprietary technology by the laws of foreign jurisdictions will be substantially similar to the remedies available to us under the laws of Canada or the United States. Any claims or litigation that we initiate to protect our proprietary technology could be time consuming and costly and divert the attention of our technical and management resources whether or not the claims or litigation are determined in our favour.

Our inability to maintain adequate levels of insurance, particularly in Taiwan, could adversely affect our operating results in the event of a significant loss

To the extent available on commercially reasonable terms and subject to underwriting conditions, exclusions and deductibles, we maintain insurance coverage with recognized, licensed insurers against loss or damage to our assets, including losses as a result of unforeseen business interruptions. Property and business interruption insurance coverage is only available on a limited basis with respect to assets and property located in certain geographical areas, particularly Taiwan. A significant amount of our inventories are produced and stored in Taiwan, prior to delivery to customers. Damage to the inventories held in Taiwan, as a result of a natural disaster or other cause, could result in a significant loss for which no insurance coverage would be available. In the event insurance coverage is not available or is subject to limits or significant deductibles or is denied in respect of any losses or claims, our business, financial condition and operating results could be adversely affected.

Our business is dependant on our head office remaining free from a major shut down

Our international operations depend on the availability of administrative support in areas such as finance, human resources and sales in order to operate efficiently in their local markets and complete transactions with our customers. Our international offices, particularly those in the Asia-Pacific region, where a majority of our sales take place, do not have local administrative support in a number of these areas. In August 2003, our head office in Markham, Ontario experienced a temporary shut down due to a widespread power blackout in Ontario and the northeastern United States. In the spring of 2003, the outbreak of the SARS virus in the Toronto area also impacted employees at our head office. The reoccurrence of the SARS virus or an outbreak of avian flu or other contagious disease could have an adverse impact on our business operations. Any unexpected and prolonged shut down of our head office in the future for any reason whatsoever could hinder our ability to effectively and efficiently manage our international business operations and could adversely affect our revenues and operating results.

Future acquisitions may have a significant impact on our business and financial condition and could result in dilution of the current common shareholders

We may pursue product or business acquisitions or joint ventures in order to complement or expand our business. However, we may not be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, we may not be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into our existing products and business. The negotiation of potential acquisitions could divert management’s time and resources and require significant funds to consummate. The process of combining with another company or integrating an acquired product may be disruptive to our business and may result in unforeseen operating difficulties requiring significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible future acquisitions could result in us incurring contingent liabilities and amortization expenses related to intangible assets, all of which could have an adverse effect on our financial condition and operating results.

Further, we may finance future acquisitions through borrowings or otherwise incur indebtedness in connection with acquisitions. We may be required to generate cash flow from operations to service that indebtedness and may not be able to do so. We may also be required to refinance this indebtedness upon its maturity and we may not be able to do so on acceptable terms. In addition, if we consummate one or more significant acquisitions through the issuance of common shares, holders of common shares could suffer significant dilution of their ownership interests.

The success of our business is dependent upon our ability to recruit and retain key employees

Our success is dependent on the performance and continued service of our executive officers and certain key employees. None of our officers or employees are bound by an employment contract nor do we have “key person” life insurance policies on any of our employees. Competition for high-level engineering, marketing, sales and executive personnel is intense. Key employees may pursue equity opportunities elsewhere. Start-up companies generally offer greater equity opportunities to attract individuals from more established companies. There can be no assurance that we will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of certain key managers and executives or the failure to attract, hire and retain additional key employees could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers and potential customers, or manage our business effectively.

Our business and products are subject to government regulation

Canadian federal, provincial and local authorities as well as foreign authorities in applicable jurisdictions regulate our business. Our board-level graphics accelerator products are required to meet the standards set by Industry Canada, the U.S. Federal Communications Commission and the European Economic Community in order to ensure that they do not interfere with the operation of other consumer electronics products. Any significant delays in meeting the standards applicable to our products in the future could adversely affect our competitive and financial position.

We are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards

We are subject to new laws, regulations and standards relating to corporate governance and public disclosure in the United States and Canada. Our efforts to comply with such requirements have resulted in, and are likely to continue resulting in, increased general and administrative expenses and diversion of management time and attention from revenue-generating activities to compliance activities. In particular, securities regulatory authorities in the United States have introduced, pursuant to Section 404 of the United States Sarbanes-Oxley Act of 2002, and securities regulators in Canada are in the process of introducing, new laws that require us to undertake an evaluation of our internal control over financial reporting, and attestations of the effectiveness of our internal control over financial reporting by our independent registered public accounting firm. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. However, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. We have invested and will continue to invest financial and human resources to document and analyze our system of internal control over financial reporting and we are continuing our evaluation of such internal control. In the course of our ongoing evaluation, we may identify areas of our internal control over financial reporting requiring improvement. To the extent that we identify internal control weaknesses which require correction, we may be required to incur expenditures or costs which, if significant, could adversely affect our operating results. In the event that, due to the complexity of certain internal control systems, the procedures, certification and attestation required by Section 404 of the Sarbanes-Oxley Act of 2002 are not completed by the required deadline in respect of our 2006 fiscal year, or our chief executive officer, chief financial officer or our independent registered public accounting firm determines that our internal control over financial reporting are not effective as defined under Section 404, our reputation, financial condition and the value of our securities could be adversely affected.

Our business is subject to potential tax liabilities

We are subject to income taxes in both Canada and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, there is no assurance that the final determination of any tax audits and litigation will not be materially different from that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, there could be a material effect on our income tax provision and net income in the period or periods for which that determination is made.

3.13  Legal Proceedings and Regulatory Matters

From time to time, we are involved in legal proceedings and claims that arise in the ordinary course of business. In particular, the industries in which we compete are characterized by frequent claims and related litigation regarding patent and other intellectual property rights. Certain of these claims and proceedings have not progressed sufficiently to determine whether they may become significant in the future. Significant claims and proceedings currently affecting ATI, or which have affected ATI in the past three fiscal years, are set out below. See also “Narrative Description of the Business – Risks and Uncertainties”.

In May and June 2001, certain holders of our securities commenced four class action lawsuits in the United States District Court for the Eastern District of Pennsylvania (the “Court”) alleging that we and certain of our directors and officers violated the Securities Exchange Act of 1934 and common law by making material misstatements of, or omitting to state, material facts related to our business operations, prospects and financial conditions. These lawsuits were filed on behalf of shareholders who acquired our common shares between January 13, 2000 and May 24, 2000. The plaintiffs were seeking compensatory and punitive damages in each of the class actions. The Court consolidated all four actions and permitted the plaintiffs to file a consolidated amended complaint. On July 23, 2002, the Court granted in part and denied in part the defendants’ motion to dismiss the consolidated amended complaint, and the parties thereafter engaged in fact discovery concerning the claims remaining in the lawsuit. On November 1, 2002, the Court granted the plaintiffs’ motion for class certification and certified a class of all persons or entities who purchased our common shares on the NASDAQ Stock Market during the period of January 13, 2000 through May 24, 2000. Following a Court ordered mediation, the parties reached an agreement providing for the full and complete settlement of all claims asserted in the consolidated lawsuits for a cash payment by us of $8.0 million. The terms of the Stipulation and Agreement of Settlement, which received court approval on April 28, 2003, included no admission of liability or wrongdoing by us or other defendants. During the fourth quarter of fiscal 2003, we received $3.3 million from our insurer as its contribution toward the settlement payment.

On December 16, 2002, we disclosed that staff of the Ontario Securities Commission (the “OSC”) had raised concerns regarding the timeliness of our announcement on May 24, 2000 of a shortfall in our revenues and earnings for the third quarter of our 2000 fiscal year. We also reported that we were aware that OSC staff had raised concerns about trading that took place prior to the announcement by certain of our insiders and others, including certain directors and officers. On January 16, 2003, OSC staff filed a notice of hearing and statement of allegations (the “Notice”) in relation to us and others. The Notice alleged that we failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that we made a misleading statement to OSC staff in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals were named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, Chairman and then Chief Executive Officer of ATI, engaged in insider trading contrary to the Securities Act (Ontario). On March 29, 2005, a panel of the OSC approved a settlement agreement reached between us and OSC staff. As part of the settlement, we agreed to pay CAD $900,000 in costs and settlement payments and agreed to provide a letter of comfort confirming our practices and procedures related to trading and corporate governance. The individuals named in the Notice, other than Mr. Ho and his wife, also entered into settlement agreements with the OSC. In October 2005, a panel of three commissioners of the OSC (including the Vice-Chair of the OSC) dismissed all allegations of insider trading against Mr. Ho and his wife. The panel’s decision completely exonerated Mr. Ho and his wife. The decision was made following a hearing which was held in the Spring of 2005.

In May 2003, Cirrus Logic (“Cirrus”) brought suit against us in the United States District Court for the Western District of Texas, Austin Division, for infringement of a Cirrus patent relating to graphics processor technology. In addition, a separate patent infringement suit relating to a different Cirrus patent had been pending in the United States District Court for the Northern District of California, San Francisco Division, since July 1998. In September 2003, ATI and Cirrus announced that we had entered into a cross-license agreement and had settled all outstanding litigation. Under the settlement agreement, all outstanding claims and counterclaims in both lawsuits between Cirrus and ATI were dismissed. In connection with the settlement, Cirrus transferred to us a portion of its patent portfolio relating to the former graphics products group of its PC products division, a business that Cirrus exited several years ago, and we paid Cirrus $9.0 million.

American Video Graphics LLP filed a series of suits in the Eastern District of Texas alleging infringement of several patents against various PC manufacturers, game console manufacturers and videogame publishers. After some reconfiguration of the suits, there are a total of six suits pending. Of these six suits, there are two suits pending against the entire group of PC manufacturers and two suits pending against the entire group of game console manufacturers. We voluntarily intervened in these four suits. We have participated in two distinct court ordered mediations for these matters. Neither mediation resulted in settlement. The first trial involving the PC manufacturers is currently scheduled for September 2006 and the first trial involving the game console manufacturers is scheduled for December 2006.

In August and September 2005, five class action lawsuits were filed in the United States District Court for the Eastern District of Pennsylvania against us and certain of our directors and officers on behalf of shareholders who purchased our common shares between October 7, 2004 and on or about June 23, 2005. The claims allege that we and certain of our directors and officers violated U.S. securities laws by failing to disclose material facts and making statements that contained misrepresentations about our business and future outlook.  It is alleged that as a result of the failure to disclose material facts and the alleged misrepresentations, our stock traded at artificially inflated prices until the stock price dropped on the news of our third quarter results in June 2005. The claims further allege that while in possession of material undisclosed information, certain directors and officers sold a portion of their common shares at inflated prices. These claims are at a very preliminary stage.

In August 2005, a shareholder complaint was filed in the Superior Court of the State of California for the County of Santa Clara by a shareholder on behalf of ATI. The defendants to the complaint include us, members of the Board of Directors and certain officers. The complaint alleges breach of California Law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment and violation of the California Corporations Code during the period between October 2004 and August 26, 2005. We have been served with the complaint. This complaint is at a very preliminary stage.

We currently believe the amount of ultimate liability, if any, with respect to these legal proceedings, including the class action lawsuits and the shareholder complaint, will not materially affect our financial position, results of operations, or liquidity. We and the named directors and officers intend to defend ourselves vigorously. However, the ultimate outcome of any litigation is uncertain and should any of these actions or proceedings against us be successful, we may be subject to significant damages awards, which could have a material adverse effect on our financial condition.

ITEM 4.    DIVIDEND POLICY

We have neither declared nor paid any cash dividends to date on our outstanding shares. We intend to retain our future earnings to finance the development of our business and general corporate purposes. We currently do not anticipate paying any cash dividends on our common shares.

ITEM 5.    DESCRIPTION OF CAPITAL STRUCTURE

5.1  General Description of Share Capital

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of November 15, 2005, there were 251,443,624 common shares and no preferred shares issued and outstanding. The material provisions of the common shares and the preferred shares are summarized below.

5.1.1  Common Shares

The common shares entitle holders to one vote per share at all shareholder meetings except meetings at which only the holders of another class or series of shares are entitled to vote. Subject to the prior rights of the holders of the preferred shares, the common shares also entitle holders to receive any dividends declared by the Board of Directors and our remaining property after ATI is dissolved.

5.1.2  Preferred Shares

The preferred shares are issuable in one or more series. Subject to our articles, the Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series. The preferred shares rank prior to the common shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of preferred shares are entitled by law to vote as a class, the holders of preferred shares will not be entitled to vote at meetings of shareholders unless, with respect to any series of preferred shares, the payment of dividends is in arrears. The holders of the preferred shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class of shares ranking in priority to or on a parity with the preferred shares, to effect an exchange or a reclassification or cancellation of the preferred shares or to increase the maximum number of authorized shares of a class ranking in priority to or on a parity with the preferred shares.

5.2  Equity Plans

We have established a share option plan (the “Option Plan”), three restricted share unit plans (the “RSU Plans”) and a share purchase plan (the “Share Purchase Plan”) which are designed to encourage all eligible employees, executive officers and management directors to align their interests directly to those of shareholders and allows us to maintain competitive compensation programs that enable us to attract and retain employees in the high-tech sector where such compensation programs are standard. The material terms of each of the Option Plan, RSU Plans and Share Purchase Plan are described below.

5.2.1  Share Option Plan

Under the Option Plan, employees and executive officers of ATI are eligible to receive stock options. Approximately 2,900 employees of ATI have been awarded stock options pursuant to the Option Plan (representing approximately 85% of ATI’s employees). Non-management directors are no longer permitted to receive options and no options have been granted to non-management directors in the past three years. Three non-management directors currently hold an aggregate of 225,000 previously granted options. Non-management directors are eligible to receive deferred share units. For information regarding our deferred share unit plan, please see “Compensation of Directors” in our 2005 Management Information Circular.

Subject to the requirements of the Option Plan, the Board of Directors has the authority to select those employees and executive officers to whom options are granted, the number of options granted to each individual and the price at which the common shares may be purchased. The exercise price for purchasing common shares under the Option Plan is not less than the weighted average of the trading prices of the common shares on the Toronto Stock Exchange or the NASDAQ Stock Market for the five trading days preceding the date on which the Board of Directors determines that the grant of the option is to be effective. Options vest in accordance with terms determined by the Board of Directors. Currently, the Board of Directors grants options under the Option Plan that vest as to 25% of the award on the first anniversary of the date of grant, with the remainder vesting on a pro-rata basis quarterly over the ensuing three years. The options granted pursuant to the Option Plan are not transferable and have a maximum term of seven years. Options may not be repriced downward without shareholder approval.

At last year’s annual meeting, shareholders approved an amendment to the Option Plan that provided the Board of Directors with the discretion to award tandem stock appreciation rights (“SARs”) in connection with all or a portion of the existing and future options granted under the Option Plan. Tandem SARs provide an optionee with the right to surrender vested options for termination in return for common shares with a market value equal to the net proceeds that the optionee would have otherwise received had such optionee exercised the vested options and immediately sold the underlying common shares.

For example, if awarded tandem SARs, an employee could realize value on 100 options having an exercise price of $20.00 at a time when the market price of ATI’s common shares is $25.00 by either (a) paying ATI $2,000 to exercise the options, receiving 100 common shares and immediately selling these shares for gross proceeds of $2,500, thereby realizing a profit of $500; or (b) exercising the corresponding tandem SAR and receiving (and immediately selling ) 20 common shares with a market value of $500. In both circumstances, the employee would receive $500, however, by exercising tandem SARs, only 20 shares are issued from treasury rather than the 100 shares that would be issued upon exercise of the option. The awarding of tandem SARs is expected to reduce the dilutive effect of the Option Plan, as most optionees who are awarded tandem SARs are expected to exercise tandem SARs in lieu of their options.

When tandem SARs are exercised, the corresponding options are terminated and the underlying common shares, less the number of common shares issued upon the exercise of the tandem SARs, will be available for issuance upon the exercise of future options, tandem SARs or RSUs granted under ATI’s share incentive plans, as is currently the case for options which expire or are otherwise surrendered or terminated without having been exercised.

The Option Plan also provides that the number of common shares reserved for issuance and which may be issued within a one-year period, pursuant to options granted to insiders (as defined in the Securities Act (Ontario)) pursuant to the Option Plan and all other share compensation arrangements established by ATI is limited to 10% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period. Furthermore, the number of common shares which may be issued within a one-year period to any one insider and such insider’s associates (as defined in the Securities Act (Ontario)) pursuant to the Option Plan and all other share compensation arrangements is limited to 5% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period.

On termination of employment, for any reason except involuntary termination without cause, all unvested options are forfeited and vested options may be exercised for a period of 60 days following termination. Upon involuntary termination without cause, ATI may, at its discretion, permit a participant’s options to continue to vest during any statutory or common law severance period or any period of reasonable notice required by law. Vested options may be exercised up to 60 days following such severance or notice period. Upon the death of a participant, all options immediately vest and may be exercised by the deceased participant’s estate for a period of six months following death.

There are 47,000,000 common shares (currently representing 18.69% of ATI’s issued and outstanding common shares) available under the Option Plan, of which 25,914,533 are reserved to be issued pursuant to options that have already been granted (currently representing 10.31% of ATI’s issued and outstanding common shares). 21,085,467 common shares (currently representing 8.39% of ATI’s issued and outstanding common shares) will be available to be issued pursuant to the exercise of options that may be granted under the Option Plan in the future or, in certain circumstances, pursuant to the vesting of RSUs as described below.

Tandem SARs were awarded in connection with 3,169,015 options granted in fiscal 2005. It is currently intended that tandem SARs will be awarded in connection with all other options granted since September 1, 2002. Once this occurs, tandem SARs will have been awarded in connection with a total of 13,812,685 of ATI’s outstanding options and, as explained above, this is expected to reduce the dilutive effect that would otherwise result from the exercise of these options.

The Option Plan is of particular importance to us in providing competitive compensation within the North American high-tech industry. If we cannot attract and retain top high-tech talent in North America, we may be “at risk” in delivering on our business strategy, which could have a negative impact on our share price and shareholder value. Like other North American high-tech companies, share option awards are provided to a large proportion of our employees and such options represent a significant portion of most of our employees’ total compensation. A total of 5,354,205 options were granted in fiscal 2005, of which 4,608,205 options were granted to employees (currently representing 1.83% of ATI’s issued and outstanding common shares) and 746,000 options were granted to executive officers (currently representing 0.30% of ATI’s issued and outstanding common shares). Overall, 25,914,533 options were outstanding as of November 15, 2005 of which 23,132,172 are held by employees (currently representing 9.20% of ATI’s issued and outstanding common shares) and 2,557,361 are held by executive officers (currently representing 1.02% of ATI’s issued and outstanding common shares).

The Option Plan is the only share compensation arrangement under which we may grant options. In connection with our acquisition of ArtX, Inc. in April of 2000, as part of the acquisition terms, we assumed all options outstanding under ArtX, Inc.’s 1997 Equity Incentive Plan (the “ArtX Plan”). As at November15, 2005, under the ArtX Plan, options to purchase 734,566 common shares of ATI were outstanding. No further options may be granted under the ArtX Plan.

5.2.2  Restricted Share Unit Plans

In October 2003, we announced the adoption of three plans to grant RSUs as part of ATI’s overall stock-based compensation plan. The RSU Plans allow participants to earn actual shares (or, for non-North American participants, the cash equivalent) of ATI over time, rather than options that give employees the right to purchase stock at a set price.

The RSU Plans include: a plan for Canadian employees and directors (the “Canadian Plan”), a plan for U.S. employees and directors (the “U.S. Plan”), and a plan for all other employees and directors (the “Global Plan”). In accordance with the terms of the RSU Plans, the Board of Directors approves which employees and directors are entitled to participate in the respective plan (the “participants”) and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to an account that is established on their behalf and maintained in accordance with the respective RSU Plan. Each RSU awarded conditionally entitles the participant to the delivery of one common share (or cash in lieu of such share under the Global Plan) upon attainment of the RSU vesting period. RSUs awarded to participants vest in accordance with terms determined by the Board of Directors, which terms may include certain performance criteria in which the number of common shares (or cash in lieu of such common shares under the Global Plan) to be delivered to a participant in respect of each RSU awarded is dependent upon the ATI’s performance and/or market price of the common shares, as determined by the Board of Directors.  The performance terms that the Board of Directors may apply to RSUs are intended to strengthen the link between the ATI’s performance and the value of the RSUs at the time that they are paid out. RSUs are non-transferable.

At the time that any RSUs are granted under the Canadian Plan and the U.S. Plan, the Board of Directors must determine whether the common shares to be delivered to participants upon the vesting of such RSUs will be purchased on the open market, issued from treasury or obtained from a combination of market purchases and treasury issuances. Under the Global Plan, the Board of Directors must determine whether participants will receive cash or treasury shares (or a combination of both) upon the vesting of RSUs. Shares from treasury are issued from the pool of common shares that are available to be issued under both the Option Plan and the RSU Plans. Although a maximum of 47,000,000 common shares are available to be issued pursuant to the Option Plan, only a maximum of 3,000,000 common shares may be issued from treasury under the RSU Plans (currently representing 1.19% of ATI’s issued and outstanding common shares). Therefore, each common share issued from treasury upon vesting of an RSU reduces the total number of common shares available for issuance under the Option Plan. RSUs that are satisfied through the purchase of common shares on the market vest over a maximum period ending on December 31 of the third calendar year after the date of grant.

The RSU Plans also provide that the number of common shares reserved for issuance and which may be issued within a one-year period, pursuant to RSUs granted to insiders (as defined in the Securities Act (Ontario)) pursuant to the RSU Plans and all other share compensation arrangements established by ATI is limited to 10% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period. Furthermore, the number of common shares which may be issued within a one-year period to any one insider and such insider’s associates (as defined in the Securities Act (Ontario)) pursuant to the RSU Plans and all other share compensation arrangements is limited to 5% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period.

On termination of employment for any reason, all unvested RSUs are forfeited. At ATI’s discretion, upon involuntary termination without cause, a participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law. Upon the death of a participant, all unvested RSUs are immediately vested and distributed to the participant’s estate.

If the common shares to be delivered upon the vesting of RSUs are purchased in the market instead of issued from treasury, under the Canadian Plan, after RSUs are awarded to participants and prior to vesting, we will provide funds to a trust established for the purpose of purchasing on the market, and holding in trust, common shares to be delivered to Canadian participants in exchange for RSUs once the applicable vesting criteria have been met. Similarly, under the U.S. Plan, ATI will provide funds to a U.S. broker, who will purchase common shares for delivery to a custodian to be held on behalf of U.S. participants pending satisfaction of the applicable RSU vesting criteria. Under the Global Plan, once an RSU vests, if common shares are not to be issued from treasury, the participant under the Global Plan is only entitled to receive a cash payment from ATI equal to the number of RSUs awarded to such participant multiplied by the value of the common shares on the NASDAQ Stock Market at the relevant vesting date.

In fiscal 2005, we awarded a total of 1,183,488 RSUs to approximately 2,000 employees of which 30,000 RSUs will be satisfied with common shares previously purchased on the market, the remainder being satisfied with shares to be issued from treasury.  All of the RSUs awarded to employees and executive officers in fiscal 2005 vest over a period of three years. For 1,084,723 of these RSUs, the number of common shares to be delivered to a participant (or cash in lieu of common shares for 71,105 of 1,084,723 RSUs for participants under the Global Plan) for each such RSU that vests may fluctuate from 50% to 150% of the vested RSUs awarded based upon ATI’s performance relative to a combination of predetermined corporate performance measures and the market price of the common shares.  No performance criteria attach to any RSUs awarded prior to fiscal 2005. Overall, 1,642,909 RSUs are currently outstanding (representing less than 0.65 of 1% of the current issued capital of ATI) of which 481,633 RSUs will be satisfied with common shares purchased on the market, 1,070,184 RSUs will be satisfied with common shares issued from treasury and 91,092 RSUs will be paid out in cash. Of the 3,000,000 common shares available for issuance from treasury under the RSU Plans, a maximum of 1,563,719 common shares have been reserved for issuance pursuant to RSUs that have been granted, although not all of these common shares may be issued depending on ATI’s performance or if any of the RSUs are terminated. At least 1,436,281 common shares remain available to be issued pursuant to RSUs that may be granted in the future, although more common shares may become available depending on ATI’s performance or if any of the RSUs are terminated. Of the total number of RSUs outstanding, 987,713 RSUs have been awarded under the Canadian Plan, 564,104 RSUs have been awarded under the U.S. Plan and 91,092 RSUs have been awarded under the Global Plan. An aggregate of 1,517,910 outstanding RSUs have been awarded to employees (excluding executive officers) and 124,999 outstanding RSUs have been awarded to executive officers. No RSUs have been awarded to members of the Board of Directors.

RSUs are accounted for as a compensation expense under the fair value method of accounting.

5.2.3  Share Purchase Plan

We have established the Share Purchase Plan to provide employees with an opportunity to purchase common shares of ATI, furthering participants’ alignment with the interests of shareholders and allowing them to share in the financial success to which they contribute. Under this plan, ATI contributes $1.50 for every $9.00 contributed by an employee to acquire common shares of ATI. The Share Purchase Plan is currently available to employees in Canada and the United States.

ITEM 6. MARKET FOR SECURITIES

Our common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “ATY” and are quoted for trading on the NASDAQ Stock Market under the symbol “ATYT”.

Information concerning the trading prices and volumes during fiscal 2005 is set out below:

	The Toronto Stock Exchange				NASDAQ Stock Market

	Share Price Trading Range				Share Price Trading Range

Month	High	Low	Close	Share Volume	High	Low	Close	Share Volume

	(Canadian dollars per share)			(millions)	(U.S. dollars per share)			(millions)
September 2004	21.22	17.85	19.38	26.1	16.49	13.82	15.33	51.0
October 2004	23.14	19.41	21.97	28.7	18.53	15.41	18.05	70.3
November 2004	24.70	21.55	22.81	29.2	20.51	17.86	19.40	60.6
December 2004	25.15	22.90	23.26	27.7	20.66	18.89	19.39	72.8
January 2005	23.82	20.42	21.53	24.6	19.82	16.40	17.33	62.6
February 2005	22.42	21.06	21.70	22.3	18.12	16.87	17.54	63.3
March 2005	22.50	19.67	20.88	31.7	18.31	16.20	17.29	74.5
April 2005	21.43	18.22	18.79	29.3	17.68	14.51	14.80	59.7
May 2005	21.06	18.51	18.81	33.1	16.58	14.77	15.07	86.5
June 2005	19.30	13.91	14.50	50.8	15.52	11.29	11.85	185.2
July 2005	16.60	13.90	15.42	29.4	13.68	11.20	12.58	118.7
August 2005	15.99	12.40	14.41	26.4	13.24	10.47	12.18	124.7

ITEM 7.    DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, province or state, and country of residence, positions and offices with ATI and principal occupation of each of the directors and executive officers of ATI as of August 31, 2005. Directors of ATI hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.

7.1  Directors

Name and Municipality of Residence	Position Held	Director Since	Principal Occupation

K.Y. HO(6) Toronto, Ontario	Chairman and Director	1986	Director and officer of ATI.

ALAN D. HORN(1)(4) Toronto, Ontario	Director	1993	Vice President, Finance and Chief Financial Officer, Rogers Communications Inc., a cable, internet access, wireless data, broadcasting and publishing company.

JAMES D. FLECK(1)(2)(3)(5) Toronto, Ontario	Director	1995	Chairman, Fleck Management Services Ltd., a management services company.

PAUL RUSSO(2) Los Altos Hills, California	Director	2002	Chairman, President and Chief Executive Officer, Silicon Optix Inc., a fabless semiconductor company.

RONALD CHWANG(3) Los Altos Hills, California	Director	2003	Chairman and President, iD Ventures America, LLC (formerly, Acer Technology Ventures (ATV) America), a high-tech venture capital company.

JOHN E. CALDWELL(1)(2)(3)(4) Toronto, Ontario	Director	2003	President and Chief Executive Officer of SMTC Corporation, an electronics manufacturing services provider.

ROBERT A. YOUNG(1) New Canaan, Connecticut	Director	2003	Managing Director, Mirador Capital, L.L.C., a venture capital firm.

(1)	Member of the Audit Committee.

(2)	Member of the Human Resource and Compensation Committee.

(3)	Member of the Governance and Nominations Committee.

(4)	Mr. Horn and Mr. Caldwell would each be considered a “financial expert” as defined under the United States Sarbanes-Oxley Act of 2002 and the rules of the United States Securities and Exchange Commission.

(5)	Chair of the Board of Directors effective November 2005.

(6)	Retired November 2005.

We do not have an executive committee. During the past five years, all of our directors have held their principal business affiliations as noted opposite their respective names except that:

(a)	prior to October 2002, Mr. Caldwell was a consultant to GEAC Computer Corporation Limited (“GEAC”); prior to December 2001, Mr. Caldwell was the President and CEO of GEAC; and prior to October 1999, Mr. Caldwell was the President and CEO of CAE Inc.; and

(b)	prior to February 2002, Dr. Young was the Chairman and CEO of Curl Corporation.

Mr. Caldwell was also a director of Mosaic Group Inc. in December 2002 when it obtained a court order under the Companies Creditors Arrangement Act (Canada) (“CCAA”) to initiate the restructuring of its debt obligations and capital structure. Mr. Caldwell is also a director of Stelco Inc. In January 2004, Stelco Inc. obtained a court order under the CCAA to initiate a restructuring of its debt obligations and capital structure. Concurrently, Stelco Inc. made a petition for recognition of the CCAA order and ancillary relief under section 304 of the United States Bankruptcy Act.

Mr. Horn was a director of AT&T Canada Inc. (“AT&T Canada”), as a representative of Rogers Communications Inc. until October 2002 when he resigned following a change in the ownership structure of AT&T Canada. Subsequently on October 15, 2002, AT&T Canada filed for protection under the CCAA.

Each of the directors was a director of ATI in March 2005, when we entered into a settlement agreement with the OSC relating to allegations that in 2000 we did not make timely disclosure of a shortfall in earnings and made a misleading statement to the OSC staff. Under the terms of the settlement agreement, we agreed to pay CAD$900,000 in costs and settlement payments and provided a letter of comfort confirming our practices and procedures relating to trading and corporate governance.

7.2  Executive Officers

Name and Municipality of Residence	Position Held	Principal Occupation

K.Y. HO(1)	Chairman of the Board of Directors	Officer of ATI
Toronto, Ontario

DAVID ORTON	President and Chief Executive Officer	Officer of ATI
Los Altos, California

RICK BERGMAN	Senior Vice President and General Manager, PC Group	Officer of ATI
San Jose, California

MICHEL CADIEUX	Senior Vice President, Corporate Services	Officer of ATI
Aurora, Ontario

PATRICK CROWLEY	Senior Vice President, Finance and Chief Financial	Officer of ATI
Oakville, Ontario	Officer

JOHN DOCHERTY(2)	Senior Vice President, Operations	Officer of ATI
Singapore, Singapore

ADRIAN HARTOG Toronto, Ontario	Senior Vice President and General Manager, Consumer Group	Officer of ATI

RICK HEGBERG	Senior Vice President, Worldwide Sales	Officer of ATI
Mendham, New Jersey

HENRY QUAN	Vice President, Corporate Development	Officer of ATI
Woodbridge, Ontario

RICHARD BRAIT	General Counsel	Officer of ATI
Oakville, Ontario

DEAN BLAIN	Corporate Secretary	Solicitor
Toronto, Ontario

(1)	Retired November 2005.

(2)	Employee of ATI Technologies Singapore Pte. Ltd.

During the past five years, all of the executive officers of ATI have held the positions noted opposite their respective names or other senior positions with ATI, except:

•	Patrick Crowley who between February 2000 and April 2004, was Executive Vice-President and Chief Financial Officer of Canada Life Financial Corporation.

•	Rick Bergman who, prior to January 2001, was Chief Operating Officer of S3 Graphics, a division of SONICblue Inc.

•	Michel Cadieux who, prior to September 2000, was Vice President, Human Resources, at Telemedia Communications Inc.

•	John Docherty who, prior to August 2005, was Vice President, Operations at Agere Systems Inc. (formerly, Lucent Microelectronics).

•	Rick Hegberg who, prior to January 2003, was the Chief Executive Officer of Net Octave; and prior to January 2001, was the Vice President, North American Sales of Agere Systems Inc. (formerly Lucent Microelectronics).

•	Richard Brait who, prior to April 2004, was Senior Partner and Chair of the Technology Group at Stikeman Elliott LLP and prior to December 2001, was General Counsel for Nortel Networks’ Optical Components Group.

As at November 15, 2005, the directors and executive officers of ATI as a group beneficially owned, directly or indirectly, or exercised control or direction over 4,344,775 common shares, representing approximately 1.7% of the outstanding common shares of ATI. The information as to shares owned indirectly or over which control or direction are exercised by the directors and executive officers, but which are not registered in their names and not being within the knowledge of ATI, has been furnished by such directors and executive officers.

The success of ATI is dependent on the services of a number of members of senior management. The experience of these individuals will be a factor contributing to ATI’s continued success and growth. The loss of one or more of these individuals could have a material adverse effect on ATI’s operations and business prospects.

ITEM 8.    AUDIT COMMITTEE INFORMATION

Currently, the members of the audit committee of ATI (the “Audit Committee”) are Alan D. Horn (Chair), James D. Fleck, John E. Caldwell and Robert A. Young. The Audit Committee has direct communication channels with ATI’s internal finance department to review issues as appropriate and meets directly with our internal and external auditors on a regular basis. The Audit Committee Charter (see Appendix A) outlines, among other things, the mandate of the Audit Committee to:

•	oversee the integrity of ATI’s financial statements and financial reporting process;

•	oversee the qualifications and independence of ATI’s external auditors;

•	oversee the scope of the annual audit plan;

•	oversee the work of ATI’s financial officers and executives, internal auditors and external auditors; and

•	provide an open avenue of communication between the external auditors, the Board of Directors and management.

Each of the members of the Audit Committee are independent and financially literate. Messrs. Horn and Caldwell, both of whom are Chartered Accountants, are each considered to be a “financial expert”. Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on his education and/or experience as summarized below:

•	Mr. Horn (Chairman)	–	Chartered Accountant;
		–	Chief Financial Officer of Rogers Communications Inc.

•	Mr. Caldwell	–	Chartered Accountant;
		–	Former Chief Financial Officer of CAE Inc.;
		–	Director and chair of the audit committee of Cognos Inc., Faro Technologies Inc. and Stelco Inc.;

•	Mr. Fleck	–	Director of Certicom Corp.;
		–	Doctorate in Finance, Harvard University.;

•	Mr. Young	–	Director and chair of the audit committee of Tessera Technologies Inc.;

		–	Former Managing Director in Corporate Finance, Dillon, Read & Co.;

The Board of Directors, upon the recommendation of the Audit Committee, has adopted a written policy on auditor independence (the “Policy”). Under the Policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The Policy prohibits the auditors from providing the following types of non-audit services:

•	bookkeeping or other services related to the accounting records or financial statements of ATI;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinion, or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources services;

•	broker or dealer, investment advisor or investment banking services on behalf of ATI; and

•	legal services and expert services unrelated to the audit.

The Policy also permits the auditors to provide other types of non-audit services, including tax services, but only if approved in advance by the Audit Committee, subject to limited exceptions.

External auditor service fees for the last two fiscal years are as follows:

      Audit Fees

Audit fees paid to KPMG LLP totaled $699,000 in 2005 and $465,000 in fiscal 2004 (which included audit fees incurred in connection with the preparation of ATI’s base shelf prospectus, but excluded audit fees associated with interim review procedures performed in connection with the review of ATI’s quarterly reports in fiscal 2004). Audit fees comprise of professional services for the audit of ATI’s annual financial statements, interim review procedures performed in connection with ATI’s quarterly reports, and services normally provided in connection with ATI’s statutory and regulatory filings which includes the audit of the tax provision and fees for accounting consultation and statutory audits of subsidiaries.

      Audit-Related Fees

Audit-related fees paid to KPMG LLP totaled $169,000 in fiscal 2005 and $205,000 in fiscal 2004 (which included audit fees associated with interim review procedures performed in connection with the review of ATI’s quarterly reports in fiscal 2004). These audit-related fees include fees associated with other accounting advisory and assistance services such as due diligence assistance, accounting consultation on proposed transactions and SOX advisory services.

      Tax Fees

Fees paid to KPMG LLP for tax services, including tax compliance, tax advice and tax planning, totaled approximately $357,000 in fiscal 2005 and $190,000 in fiscal 2004.

      All Other Fees

Fees paid to KPMG LLP for services other than those reported in the categories above totaled $9,000 in fiscal 2005 and $420,000 in 2004.

ITEM 9.    MATERIAL CONTRACTS

In connection with the OSC proceedings (see “Narrative Description of the Business – Legal Proceedings and Regulatory Matters”), we entered into a settlement agreement with the staff of the OSC relating to allegations that in 2000 we did not make timely disclosure of a shortfall in earnings and made a misleading statement to staff of the OSC in the context of an investigation by staff. On March 29, 2005, a panel of the OSC approved the settlement agreement between us and the staff of the OSC. Terms of the settlement included an agreement for us to pay CAD$900,000 in costs and settlement payments. We also agreed to provide a letter of comfort confirming our practices and procedures related to trading and corporate governance. A copy of the settlement agreement is available on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov.

ITEM 10.    TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for ATI’s common shares is CIBC Mellon Trust Company, 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6.

ITEM 11.    INTERESTS OF EXPERTS

11.1  Names of Experts

Our auditors are KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Suite 200, Toronto, Ontario, M2P 2H3.

ITEM 12.    ADDITIONAL INFORMATION

12.1  Annual Report and Management Information Circular

Additional information relating to ATI is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information with respect to ATI, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans is contained, where applicable, in our Management Information Circular dated December 17, 2004. We expect to mail our Management Information Circular for our January 2006 Annual Meeting of Shareholders in December 2005 (“2005 Circular”).

Additional financial information is provided in our Consolidated Financial Statements and Notes to the Consolidated Financial Statements and in our Management’s Discussion and Analysis, included in the 2005 Annual Report.

Copies of our 2005 Annual Report, 2005 Circular and of this Annual Information Form may be obtained upon request from the Corporate Secretary or our Investor Relations Department. These documents will also be available on the SEDAR website at www.sedar.com and our 2005 Annual Report, 2005 Circular and Form 40-F will also be available on the EDGAR website at www.sec.gov.

12.2  Base Shelf Prospectus

In February of 2004, ATI filed with securities regulatory authorities in each of the provinces of Canada, other than the Province of Quebec, a short-form base shelf prospectus in connection with the new issue and/or secondary offering of common shares, preferred shares, secured or unsecured obligations in the form of senior or subordinated debt securities, stock purchase contracts or units or warrants to purchase common shares, preferred shares, debt securities or other securities (collectively, the “Securities”), pursuant to one or more offerings up to an aggregate offering price of $500,000,000 during the 25 month period that the short-form base shelf prospectus remains effective. ATI also filed a registration statement on Form F-10 with the United States Securities and Exchange Commission with respect to the Securities.

At any time while our securities are in the course of a distribution, the Corporate Secretary will provide any person, upon request, with a copy of: (i) this Annual Information Form; (ii) our most recent annual report containing the audited consolidated financial statements of ATI for the most recently completed fiscal year together with the accompanying report of the auditor; (iii) any interim financial statements of ATI subsequent to the financial statements for the most recently completed fiscal year; (iv) the management information circular for the most recent annual meeting of shareholders involving the election of directors; and (v) any other document incorporated by reference into the preliminary short form prospectus or the final short form prospectus filed in connection with such distribution of securities.

APPENDIX A

AUDIT COMMITTEE CHARTER

PURPOSE

This Audit Committee (the “Committee”) Charter (the “Charter”) has been adopted by the Board of Directors (the “Board”) of ATI Technologies Inc. (the “Company”) to provide parameters within which the Committee is to assist the Board in fulfilling its public company obligations. In this regard, the overall mandate of the Committee is to:

•	oversee the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal accounting controls and procedures and compliance with related legal and regulatory requirements;

•	oversee the qualifications and independence of the Independent Auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

•	oversee the work of the Company’s financial officers and executives (“Management”), Internal Audit function (“Internal Auditors”) (under the responsibility of the Head of Internal Audit) and Independent Auditors; and

•	provide an open avenue of communication between the Independent Auditors, the Internal Auditors, the Board and Management.

RESPONSIBILITY OF MANAGEMENT, THE INTERNAL AUDITORS AND
THE INDEPENDENT AUDITORS

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and related disclosure in accordance with generally accepted accounting principles. Management is also responsible for the design and effective operation of a system of internal controls that provide reasonable assurance that assets are safeguarded, that transactions are properly authorized, recorded and reported, and that financial statements and related disclosure are prepared in accordance with generally accepted accounting standards and applicable laws and regulations.

The Internal Auditors are responsible for, among other things, evaluating the adequacy and effectiveness of the system of internal controls.

The Independent Auditors are responsible for expressing an opinion based upon their audit of the Company’s annual financial statements, as to whether such financial statements present fairly, in all material respects, the financial position of the Company in accordance with generally accepted accounting principles. In addition, the Independent Auditors are responsible for the planning, performance and reporting on other audit, review or attest services for the Company, as required by applicable laws and regulations, and as required by the Committee. This includes, for example, an engagement to provide an attestation report on Management’s assessment of internal controls over financial reporting (as required by section 404(b) of the Sarbanes-Oxley Act of 2002).

Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by Management and the Independent Auditors as to any services provided by the Independent Auditors to the Company.

In carrying out its responsibility, it is recognized that Management and the Independent Auditors have more resources and time and more detailed knowledge and information regarding the Company’s accounting, auditing, internal control and financial reporting practices than is available to the Committee. It is not the responsibility of the Committee to plan or conduct audits, to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles or to conduct other types of auditing or accounting reviews or similar procedures or investigations.

AUTHORITY TO INVESTIGATE AND ENGAGE ADVISORS

The Committee is empowered to investigate any matter relating to the Company’s accounting, auditing, internal control or financial reporting practices, with full access to all Company books, records, facilities and personnel. The Committee has the authority to engage outside counsel, auditors or other advisors as it determines necessary to carry out its duties and may set and pay the compensation for any such advisors at the Company’s expense. The Committee is empowered to communicate directly with Management, the Independent Auditors and the Internal Auditors and other third parties as deemed necessary.

COMPOSITION AND MEMBER INDEPENDENCE

The membership of the Committee shall consist of at least three directors who shall be appointed annually by the Board. Each individual member of the Committee (a “Member”) must be free of any relationship that, in the opinion of the Board, may interfere with the Member’s exercise of independent judgement. Directors shall not be eligible for membership on the Committee if they have participated in the preparation of the financial statements of the Company at any time during the past three years. Each Member shall meet the independence and financial literacy requirements for serving on audit committees and at least one Member shall have accounting or related financial management experience, all as defined by applicable Canadian and U.S. stock exchange rules or securities laws requirements. The Member(s) identified with the requisite accounting or related financial management experience shall be designated as the “Audit Committee Financial Expert(s),” as defined by the Securities and Exchange Commission.

In addition, the membership of the Committee shall comply with the residency requirements, if any, prescribed by the applicable laws and constating documents governing the Company.

Each Member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company, or until the Member ceases to be a director, resigns or is removed from office or replaced by the Board, whichever occurs first. Any vacancy on the Committee from time to time may be filled only by resolution of the Board.

MEMBER COMPENSATION

Directors’ fees are the only compensation a Committee Member may receive from the Company.

CHAIR

One Member of the Committee shall be appointed by the independent directors of the Board as Chair of the Committee. The Chair shall be responsible for leadership of the Committee, including overseeing the scheduling of, and preparation of agendas for, meetings, presiding over meetings, and making regular reports to the Board. The Chair will also regularly liase with the Chief Executive Officer and Chief Financial Officer of the Company and the lead partner of the Company’s Independent Auditors.

MEETINGS

The Committee shall meet as often as necessary in order to discharge its duties effectively, and shall meet at least once in each fiscal quarter.

A meeting of the Committee may be called by any Member or the Independent Auditors of the Company. Notice of the time and place or manner of participation for every meeting of the Committee shall be sent to each member of the Committee, the Independent Auditors of the Company and the Chair of the Board in accordance with the general by-law of the Company. The Chair of the Board, the lead director of the Board and the Independent Auditors are entitled to attend all meetings of the Committee but shall not be entitled to any voting rights with respect to any business transacted by the Committee.

If all of the Members consent (such consent may be given at any time), a Member may participate in a Committee meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a Member participating in such a meeting by such means is deemed to be present at that meeting.

The procedure of the Committee shall be governed by the provisions of the general by-law of the Company which govern proceedings of the Board, so far as the same can apply to proceedings of the Committee.

The Committee shall appoint a Secretary of the Committee. In the absence of the Secretary of the Committee from any meeting, another Member shall so act. The Secretary shall keep records of all proceedings and transactions of the Committee.

CONDUCT OF BUSINESS

No business shall be transacted by the Committee except:

(a)	at a meeting of the Members at which

(i)	a majority of Members of the Committee are present;

(ii)	such number of resident Canadians, if any, as required by the applicable laws and constating documents governing the Company are present; and

(iii)	an Audit Committee Financial Expert is present; or

(b)	by way of resolution signed by all members of the Committee.

RESPONSIBILITIES OF THE AUDIT COMMITTEE

Although the Committee may also have such other duties as may from time to time be assigned to it by the Board, the general recurring activities of the Committee in carrying out its oversight role are described below. These recurring activities are set forth as a guide with the understanding that the Committee may wish to consider other duties from time to time and may diverge from this guide as appropriate given the circumstances. The Committee shall be responsible for:

Nomination and Oversight of the Independent Auditors

1.	Recommending to the Board the accounting firm to be nominated for appointment by the shareholders as the Independent Auditor of the Company. Such auditors are ultimately accountable to the Board and the Committee, as representatives of the shareholders.

2.	Taking, or recommending that the Board take, appropriate action to oversee the independence of the Independent Auditors.

3.	Evaluating, together with the Board, the performance of the Independent Auditors and, where appropriate, recommending to the Board the replacement of the Independent Auditors or the rotation of members of the audit engagement team in accordance with applicable regulatory requirements. The Independent Auditors shall report directly to the Committee.

4.	Obtaining annually from the Company’s Independent Auditors a formal written statement describing all relationships between the Independent Auditors and the Company consistent with CICA Handbook Section 5751 or successor requirements (“CICA 5751”) and actively engaging in a dialogue with the Independent Auditors with respect to any disclosed relationships or services that may impact on the objectivity and independence of the Independent Auditors.

5.	Establishing policies and procedures relating to the pre-approval and engagement of all non-audit services proposed to be provided by the Independent Auditors and its affiliates as well as prohibiting the engagement of the Independent Auditors or its subsidiary entities for certain specific non-audit services as determined by the Committee, with the objective of preserving the independence of the Independent Auditors.

6.	Overseeing the work of the Independent Auditors, including discussing with the Independent Auditors the nature of the audit process, receiving and reviewing audit reports and other auditor communications (as required by applicable regulatory bodies), reviewing the annual management comment letter and providing the Independent Auditors with access to the Committee to report on any and all appropriate matters.

7.	Reviewing and signing the terms of the engagement with the Independent Auditors. Reviewing on an annual basis prior to the annual audit of the Company’s annual financial statements, the audit work plan proposed by the Company’s Independent Auditors, including details as to scope of work to be undertaken and relevant areas of focus.

8.	Reviewing and recommending to the Board for approval the compensation to be paid by the Company to the Independent Auditors.

9.	Establishing and monitoring policies for the hiring by the Company of current or former partners and employees of the Independent Auditors.

10.	Resolving disagreements between Management and the Independent Auditors regarding financial reporting.

Reviewing the Financial Statements and Related Disclosure

11.	Reviewing, prior to public release by the Company, the audited financial statements and annual Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and discussing this disclosure with Management and the Independent Auditors. These discussions shall include a review of matters required to be discussed under CICA 5751 or successor requirements and consideration of the quality of the Company’s accounting principles as applied in its financial reporting, including a review of particularly sensitive accounting estimates, reserves and accruals, judgement areas, audit adjustments and other such inquiries as the Committee or the Independent Auditors shall deem appropriate. Based on such review and discussion, the Committee shall make a recommendation to the Board as to the approval of the Company’s audited financial statements and annual MD&A.

12.	Reviewing the procedures for preparation of the interim financial statements, including receiving the review engagement reports from the Independent Auditors.

13.	Reviewing, prior to public release by the Company, with the Independent Auditors and Management, the interim financial statements and interim MD&A. Based upon this review, the Board shall approve the interim financial statements and interim MD&A prior to public release by the Company, unless the approval of such matters has been delegated by the Board to the Committee.

14.	Confirming that the process is in place to complete and file all certifications by officers of the Company of periodic financial reports, disclosure, or internal controls required to comply with applicable laws and regulations.

15.	Reviewing, prior to public release by the Company, previously undisclosed, material financial information contained in any financial press release issued by the Company and any other publications prepared by the Company, including any annual or interim earnings press releases.

16.	Reviewing any proposed changes in accounting practices or policies and the resulting impact on the Company’s financial statements, including the impact of any regulatory or accounting initiatives, or off-balance sheet structures.

17.	Discussing with Management and, if applicable, the Company’s general counsel any legal matters (including the status of pending litigation) that may have a material impact on the Company’s financial statements and any material reports or inquiries from regulatory or governmental agencies.

18.	Reviewing and approving (if not approved by another independent body of the Board) all related party transactions entered into by the Company on an ongoing basis, other than director, officer or employee compensation arrangements approved or recommended by the Human Resource and Compensation Committee.

Reviewing Financial Risks and the System of Internal Controls

19.	Reviewing the audit plans of the Internal Auditors, including a discussion of the scope, staffing, budget, locations, reliance upon Management and general audit approach and any significant reports prepared by the Head of Internal Audit as well as Management’s responses, approve the hiring and dismissal of the Head of Internal Audit, approve and review periodically the Internal Audit Charter to ensure that the function has guidelines that allow it to operate effectively, and ensure that the Company’s Internal Auditors have access to the Company’s records as necessary to permit the function to operate effectively.

20.	Meeting periodically, as necessary, in separate executive sessions with the Independent Auditors, Head of Internal Audit and Management to discuss any matters that the Committee, the Independent Auditors, the Head of Internal Audit or Management believe should be discussed privately with the Committee.

21.	Overseeing the accounting and financial reporting processes of the Company.

22.	Receiving from Management, the Head of Internal Audit, or the Independent Auditors communications regarding any significant deficiencies in the design or operation of internal controls that could affect the Company’s ability to record, process, summarize and report financial data. Receiving from Management, the Head of Internal Audit, or the Independent Auditors, communications regarding any fraud, whether or not material, that involves Management or other employees who have a significant role in the Company’s internal controls.

23.	Establishing whistleblower procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters and reviewing periodically with Management and the Head of Internal Audit these procedures and any significant complaints received.

24.	Meeting with Management periodically to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness. The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements and must periodically assess the adequacy of these procedures.

25.	Investigating any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate. The Chair of the Committee may represent the entire Committee in making such determination.

26.	Reviewing with Management the principal financial risks relevant to the business of the Company, its subsidiaries and joint ventures, and the financial control processes and systems put in place in order to monitor, manage and mitigate these risks. These discussions shall include a review of the quality and adequacy of and compliance with the Company’s internal controls.

27.	Performing such other functions and having such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

Review and Disclosure of Charter

28.	Reviewing at least once annually, the terms of this Audit Committee Charter and recommending to the Board for approval any changes which it believes are necessary. The Committee shall ensure that this Charter is disclosed in accordance with all applicable securities laws or regulatory requirements in the annual information form of the Company or such other annual filing as may be permitted or required by applicable securities regulatory authorities.

Approved: July 10, 2002
Updated: December 14, 2004
Updated: October 5, 2005